
05046462

Genuine Parts Company


NAPA

Mi

SPR

EIS

GPC

Annual Report 2004

Year	Net Sales	Income Before Income Taxes	Income Taxes	Net Income	Shareholders' Equity End of Year
1928	$ 75,129	$ -2,570	$ -	$ -2,570	$ 38,756
1929	227,978	8,027	599	7,428	49,837
1930	339,732	15,666	1,158	14,508	60,591
1931	402,463	21,516	1,857	19,659	78,097
1932	482,525	16,839	2,787	14,052	90,187
1933	629,751	34,614	6,160	28,454	109,025
1934	904,580	52,115	10,159	41,956	149,176
1935	1,035,477	38,503	7,140	31,363	171,238
1936	1,299,185	70,234	13,187	57,047	185,119
1937	1,520,199	72,622	17,647	54,975	240,140
1938	1,858,252	78,305	18,185	60,120	358,621
1939	3,180,241	136,902	27,320	109,582	476,750
1940	3,928,342	176,301	50,505	125,796	623,521
1941	6,109,724	348,690	149,020	199,670	738,536
1942	6,592,707	337,252	204,234	133,018	859,449
1943	8,205,316	430,634	260,084	170,550	1,032,182
1944	10,084,893	489,547	310,082	179,465	1,202,955
1945	11,355,633	532,944	323,302	209,642	1,415,974
1946	19,237,291	1,621,541	650,060	971,481	2,379,001
1947	18,531,472	1,088,967	429,045	659,922	3,029,334
1948	20,729,280	1,176,590	438,498	738,092	4,005,910
1949	19,845,875	1,067,096	420,175	646,921	4,372,831
1950	24,447,042	1,454,832	636,275	818,557	4,966,086
1951	26,244,669	1,168,405	601,386	567,019	5,325,561
1952	28,468,962	1,416,235	744,330	671,905	5,647,553
1953	29,731,105	1,408,213	736,190	672,023	6,022,077
1954	30,744,504	1,642,148	864,331	777,817	6,449,894
1955	34,073,288	1,921,777	1,020,148	901,629	7,001,523
1956	41,325,377	2,473,384	1,309,667	1,163,717	7,815,241
1957	48,140,313	3,328,598	1,752,800	1,575,798	8,969,272
1958	56,504,293	4,251,175	2,261,582	1,989,593	10,807,320
1959	71,581,580	6,001,005	3,165,042	2,835,963	13,285,215
1960	75,010,726	5,661,551	2,988,000	2,673,551	14,967,697
1961	80,533,146	6,491,113	3,481,000	3,010,113	17,142,687
1962	90,248,450	7,107,524	3,795,000	3,312,524	19,213,273
1963	96,651,445	7,210,807	3,850,000	3,360,807	21,189,880
1964	120,313,692	9,324,827	4,620,000	4,704,827	29,268,289
1965	171,545,228	12,262,510	5,890,000	6,372,510	45,565,926
1966	175,132,785	12,409,363	6,030,000	6,379,363	47,308,163
1967	204,893,008	14,918,758	7,272,000	7,491,411	55,679,256
1968	245,443,798	19,330,334	10,362,000	8,794,941	63,649,275
1969	303,455,677	24,228,557	13,240,000	10,778,467	77,437,679
1970	340,036,395	28,163,228	14,600,000	13,290,852	85,290,945
1971	387,138,252	33,897,667	16,966,000	16,535,006	95,476,147
1972	450,500,768	36,104,767	18,200,000	17,567,931	108,053,465
1973	501,189,438	42,088,098	21,280,000	20,341,677	121,548,638
1974	572,833,282	50,234,298	25,408,000	24,005,057	137,156,965
1975	678,353,280	63,552,088	32,650,000	29,981,108	163,092,941
1976	846,192,692	79,321,897	40,538,000	37,763,166	206,861,402
1977	942,958,756	88,365,511	44,918,000	42,243,015	233,641,292
1978	1,148,632,000	105,070,000	53,429,000	50,263,000	275,127,000
1979	1,337,468,000	121,953,000	58,808,000	61,715,000	320,706,000
1980	1,431,713,000	133,996,000	64,545,000	67,833,000	359,889,000
1981	1,584,642,000	154,271,000	74,471,000	77,543,000	410,689,000
1982	1,936,524,000	193,560,000	92,552,000	100,167,000	581,915,000
1983	2,068,231,000	200,822,000	97,188,000	103,634,000	636,218,000
1984	2,303,594,000	234,713,000	115,046,000	119,667,000	701,113,000
1985	2,332,544,000	245,203,000	118,962,000	126,241,000	729,231,000
1986	2,394,072,000	240,565,000	119,013,000	121,552,000	758,493,000
1987	2,606,246,000	262,068,000	113,776,000	148,292,000	760,256,000
1988	2,941,963,000	290,445,000	109,072,000	181,373,000	863,159,000
1989	3,161,198,000	321,877,000	122,389,000	199,488,000	971,764,000
1990	3,319,394,000	333,219,000	126,623,000	206,596,000	1,033,100,000
1991	3,434,642,000	335,027,000	127,350,000	207,677,000	1,126,718,000
1992	3,668,814,000	353,998,000	134,210,000	219,788,000	1,235,366,000
1993	4,384,294,000	425,829,000	166,961,000	257,813,000	1,445,263,000
1994	4,858,415,000	474,868,000	186,320,000	288,548,000	1,526,165,000
1995	5,261,904,000	510,794,000	201,626,000	309,168,000	1,650,882,000
1996	5,697,592,000	545,233,000	215,157,000	330,076,000	1,732,054,000
1997	5,981,224,000	565,600,000	223,203,000	342,397,000	1,859,468,000
1998	6,587,576,000	589,117,000	233,323,000	355,794,000	2,053,332,000
1999	7,950,822,000	628,067,000	250,445,000	377,622,000	2,177,517,000
2000	8,369,857,000	646,750,000	261,427,000	385,323,000	2,260,806,000
2001	8,220,668,000	603,813,000*	242,289,000*	361,524,000*	2,345,123,000
2002	8,258,927,000	605,736,000	238,236,000	367,500,000**	2,130,009,000
2003	8,449,300,000	571,743,000	218,101,000	353,642,000**	2,312,283,000
2004	**9,097,267,000**	**635,919,000**	**240,367,000**	**395,552,000**	**2,544,377,000**

Financial information as reported in the Company's annual reports (includes discontinued operations)
*Excludes facility consolidation and impairment charges **Excludes cumulative effect adjustment


GPC Net Sales
by Segment
EIS
4%
SPR
17%
NAPA
52%
Mi
27%

2 Business Segments at a Glance
4 Letter To Our Shareholders
6 Business Narratives
13 Selected Financial Data
14 Segment Data
15 Management's Discussion and Analysis
21 Report of Management
22 Reports of Independent Registered Public Accountants
23 Consolidated Balance Sheets
24 Consolidated Statements of Income
25 Consolidated Statements of Shareholders' Equity
26 Consolidated Statements of Cash Flows
27 Notes to Consolidated Financial Statements
39 Board of Directors and Officers
IBC Shareholder Information

Genuine Parts Company, founded in 1928, is a service organization engaged in the distribution of automotive replacement parts, industrial replacement parts, office products and electrical/electronic materials. The Company serves numerous customers from more than 1,900 operations and has approximately 31,200 employees.

Financial Highlights	2004	Increase	2003
Net Sales	$ 9,097,267,000	8%	$ 8,449,300,000
Before Cumulative Effect Adjustment:			
Income Before Income Taxes	635,919,000	11%	571,743,000
Income Taxes	240,367,000	10%	218,101,000
Net Income	395,552,000	12%	353,642,000*
Current Ratio	3.2	—	3.5
Shareholders' Equity	2,544,377,000	10%	2,312,283,000
Return on Shareholders' Equity at the Beginning of the Year	17.1%	—	16.6%*
Average Common Shares Outstanding-Assuming Dilution	175,660,000	—	174,480,000
Per Common Share:			
Diluted Net Income, Before cumulative effect adjustment	$ 2.25	11%	$ 2.03
Diluted Net Income	$ 2.25	18%	$ 1.91
Dividends Declared	$ 1.20	2%	$ 1.18

* Before cumulative effect of a change in accounting principle in 2003. After cumulative effect adjustment, net income was $334,101,000 in 2003.

Automotive Parts Group

52% net sales by segment of GPC



The Automotive Parts Group, the largest division of GPC, distributes automotive replacement parts, accessory items and service items.

This Group Operates: 58 NAPA Distribution Centers
4 Balkamp Distribution Centers
6 Rayloc Facilities
12 Johnson Industries Facilities
1,000 Company Owned NAPA AUTO PARTS stores
239 NAPA Canada/UAP Facilities
21 Auto Todo Facilities (Mexico)

In total, serves approximately 5,800 NAPA AUTO PARTS stores throughout the U.S. and over 650 wholesalers in Canada.

Market Emphasis: Offers a broad assortment of automotive related products to both Wholesale/Professional and Retail/Do-it-Yourself customers.

Major Products: Access to over 320,000 items including:

Automotive Replacement Parts	Farm and Marine Supplies
Paint and Refinishing Supplies	Tools and Equipment
Automotive Accessories	Heavy Duty Parts

These products cover substantially all motor vehicle models.

Product Innovation: Distributes thousands of products under the NAPA brand name. The NAPA brand is built on quality and strength and is recognized as the first choice of the professional customer. NAPA continues to enhance its offering with innovative packaging, high quality products, and complete marketing support.

Web site: napaonline.com Headquarters: Atlanta, Georgia


NAPA

AUTOMOTIVE PARTS GROUP
NET SALES


in billions of dollars
4.16
4.25
4.34
4.48
4.74
00
01
02
03
04

Industrial Parts Group

27% net sales by segment of GPC



The Industrial Parts Group offers nearly 3 million industrial replacement parts including: bearings; mechanical, industrial automation, electrical, pneumatic, and hydraulic replacement parts; hose and rubber products; and industrial supply products.

Locations in U.S. and Canada:
9 Distribution Centers 418 Branches 34 Service Centers

Market Emphasis: Serves more than 150,000 industrial customers throughout North America and in all industry segments.

Service Capabilities Include:

24/7/365 product delivery	Asset repair tracking
Largest MRO inventory	Application and design support
Repair and fabrication	Inventory management and logistics
Quality processes (ISO)	Training programs
Technical expertise	E-business technologies

Major Products:

Bearings	Mechanical Power Transmission
Electrical Power Transmission	Hydraulics
Pneumatics	Linear
Motion Control	Hose & Rubber
Industrial Supplies	

Product Innovation: An expanded product offering includes a complete pneumatics line, industrial automation products and technical expertise, and general industrial supplies. Expanded service capabilities include an asset repair tracking program. These products and services allow customers to consolidate purchases and effectively manage inventories as well as equipment maintenance requirements.

Web site: motionindustries.com Headquarters: Birmingham, Alabama



INDUSTRIAL PARTS GROUP
NET SALES


in billions of dollars
2.34
2.23
2.25
2.25
2.51
00
01
02
03
04

Office Products Group

17% net sales by segment of GPC


Scotch
Scotch

The Office Products Group distributes over 30,000 business products from 44 distribution centers in the U.S. and Canada. Sells through a network of 7,000 independent and national business product resellers. Includes the major Superstores as well as independently owned resellers, on-line marketers of business supplies, mail order companies, and specialty resellers.

Locations:
- 36 Full-Stocking Distribution Centers
- 2 Furniture Only Distribution Centers
- 2 Horizon Data Supplies Distribution Centers
- 4 S.P. Richards Canada Distribution Centers

Market Emphasis: Makes available for resale most products used in business or by business. Allows the Company's resellers to become the "single source" for the business products end user.

Major Products:

Filing Supplies	Office Furniture
Cleaning and Breakroom Supplies	Consumer Electronics
Computer Supplies and Accessories	School Supplies
Business Machines	Writing Instruments
Desk Accessories	Paper Products
Healthcare Supplies	

Product Innovation: Continues to source quality products from worldwide suppliers. Has developed six proprietary brands of products:

Sparco Brand office supplies	Lorell furniture
Compucessory computer accessories	Elite Image printer supplies
Nature Saver recycled office supplies	Integra writing instruments

Web site: sprichards.com — Headquarters: Atlanta, Georgia


SPR

OFFICE PRODUCTS GROUP
NET SALES


in billions of dollars
1.34
1.38
1.40
1.46
1.54
00
01
02
03
04

Electrical/Electronic Materials Group

4% net sales by segment of GPC



The Electrical/Electronic Materials Group supplies a full range of critical products for the electrical OEM and apparatus repair, electronic, assembly, and industrial markets throughout North America. Products range from insulating and conductive materials, to assembly tools, test equipment, safety and shop supplies, industrial products, and customized parts.

Locations: 34 Full-Service Facilities

Market Emphasis: Stocks a broad product line locally, offering a variety of inventory management solutions, and providing value-added custom-engineered products, EIS is able to partner with customers to become their Single Source supplier.

Major Products: Supplies over 100,000 critical products including:

Adhesives, Silicone and Encapsulants	Drill Back-up/Entry
Hand Tools/Soldering Equipment	Magnet Wire
Pressure Sensitive Tapes	Static Control Products
Copper Clad Laminate	EMI/RFI Shielding
Insulating Papers	Motors and Bearings
Solder and Chemicals	Varnish and Resins
Industrial MRO Materials	

Product Innovation: Carries quality products from leading manufacturers in the electrical and electronic industries. Also has leading product engineers and full service facilities to deliver world class solutions rapidly. Provides the best selection, the most responsive service and the best delivery.

Web site: eis-inc.com — Headquarters: Atlanta, Georgia


EIS

ELECTRICAL/ELECTRONIC MATERIALS GROUP
NET SALES


in billions of dollars
0.56
0.39
0.32
0.30
0.34
00
01
02
03
04

To our shareholders



LARRY L. PRINCE
Chairman of the
Executive Committee



THOMAS C. GALLAGHER
Chairman, President and
Chief Executive Officer

We will remember 2004 as a year we can be proud of for a number of reasons.

- Record levels of sales and profits were achieved.
- All four of our business segments contributed to our success in a significant and positive way.
- Our GPC share price grew by 33% for the year providing an outstanding return to our shareholders.
- Our balance sheet became even stronger with the generation of $555 million in operating cash flow and with total debt reduced by $177 million.
- A number of significant management changes occurred that will assure us a high level of experienced and energetic leadership as we move ahead.

The list could certainly be longer but perhaps we should move along and give you a bit more detail on the fine year we had in 2004 and some of our thoughts about next year and the future for GPC.

Total sales for 2004 reached a record $9.1 billion, an increase of 8% compared to 2003. We started the year with a strong first quarter and the pattern was consistent with notable improvement in the second, third and fourth quarters. Net earnings of $396 million were up 12% compared to 2003 before the cumulative effect of an accounting change adopted January 1, 2003. Earnings per share were $2.25 in 2004 compared to $2.03 in 2003 before the accounting change. After the cumulative effect, both net income and earnings per share were up 18% over 2003.

Financial Strength

In 2004, we were able to strengthen our already sound balance sheet and the Company is in excellent financial condition. Our ratio of current assets to current liabilities was 3.2/1 at year-end, and we generated especially strong cash flows, with approximately $555 million in cash flow from operations for 2004. During the year, we invested $72 million in capital expenditures for our businesses and we reduced total debt by approximately $177 million. For the third consecutive year now, we have managed to significantly reduce our debt, and our total debt to total capitalization ratio moved down to 16% from 23% in 2003. Our improved financial strength is the result of greater operating efficiencies and productivity, combined with conservative financial management.

As part of our gradual share repurchase plan, the Company also used cash to purchase nearly 600,000 shares of our Company stock during 2004. Currently, we have an additional 6.0 million shares authorized for repurchase and we will remain active in the plan on an opportunistic basis in 2005.

Dividends

In 2004, the Company continued its record of paying a dividend every year since going public in 1948. 2004 was our 48th consecutive year of increases, with dividends improving to $1.20 per share. We are proud of our dividend record and we are once again pleased to report that on February 21, 2005, the Board of Directors raised the cash dividend payable April 1, 2005 to an annual rate of $1.25 per share, or 56% of our 2004 earnings. This becomes our 49th consecutive year of dividend improvement.

Progress in Operations

As we mentioned earlier in our remarks, all our business segments contributed significantly to our growth in sales and earnings for the year. We will not go into great detail in these comments, but we invite you to read more about our accomplishments and plans for each group in the following pages of our report. Operating margin improvement can also be seen in detail in the segment financial data provided in this Annual Report. We are pleased with our progress in this aspect of our business and it was a priority in 2004.

Our strongest sales improvement for the year came from our two business segments directly serving the manufacturing sector of the economy. Motion Industries, our Industrial Products Group, had an excellent year with an 11% increase in sales. EIS, our Electrical/Electronic segment, was also favorably impacted by the upturn in the U.S. manufacturing sector and they posted a 13% sales increase for the year. As we enter 2005, we are encouraged by the strength of the U.S. industrial production numbers, which lends great support for future growth at Motion and EIS.

In 2004, sales for both the Automotive Group and the Office Products Group increased 6%. This was the best performance from these groups in several years and we are encouraged by this improvement. Automotive, our largest business group, continues to have market conditions that bode well for their activities in 2005 and the future. The age and mix of the vehicle population on our roads today, and continued growth of miles driven, creates a splendid opportunity for us in this business. S.P. Richards, our office products company, is our most consistent performer, finding a way to add growth every year, with an expanding customer base and numerous product enhancements.

Putting it all together, we are pleased to be in four very essential and growing industries. This gives us excellent balance and diversity among our businesses as we plan for the future. It also is important to note that while we are significant in size, we typically have only a small share of the major markets we serve. Share gain is a realistic and ongoing part of our future plans.

Management

A number of promotions have been made to strengthen our management team as we move forward. In November 2004, the Board of Directors elected R. Bruce Clayton to the position of Senior Vice President - Human Resources for Genuine Parts Company, replacing Ed Van Stedum, who has retired after several years of leadership in this key position. At our February 2005 Board meeting, the Directors elected Philip C. Johnson to Vice President - Compensation and Benefits, bringing experience and expertise to this important job. In April 2004, Frank M. Howard was named Senior Vice President and Treasurer and Carol B. Yancey was promoted to Vice President - Finance and Corporate Secretary. These two promotions will add strength to our financial team for the future.

Chairman and CEO. So often today we see companies facing a serious dilemma when making changes of this type. We are fortunate to have accomplished a smooth transition in all the changes we discussed. Each manager promoted has been internally developed within GPC, and we are pleased to have the depth in our management team to make these changes in such a seamless way and with confidence. We are indeed grateful for the management and employees we have throughout Genuine Parts Company.

Looking Ahead

Last year, as we closed our report to you, we commented that we needed to pick up the pace with our strategies and execution, particularly in our large Automotive and Industrial markets. We believe this was accomplished across all our business segments and now we find ourselves in the position of needing to do it again with the same spirit and intensity we had going for us in 2004. We believe all the plans are in place to do this and look forward to 2005.

As we customarily do in closing these remarks, we offer our special thanks and recognition for the excellent and loyal support of our customers, employees and shareholders.

Our improved financial strength is the result of greater operating efficiencies and productivity, combined with conservative financial management.

In December 2004, Keith A. Bealmear, Group Vice President of the Southeast Group of our U.S. Automotive Parts Group, announced his retirement after 30 years of service with the Company. Keith contributed greatly to the overall success of GPC over the years and we appreciate his dedication and leadership. Michael L. Barbee, a 21-year member of the GPC team, has been promoted to Group Vice President of the Southeast and previously served as the Southeast Regional Vice President for Distribution. M. Todd McMurtrie has been selected to replace Mike in his previous role. Todd has been with our organization for 16 years and was most recently President and General Manager of our NAPA Memphis operation.

As evidenced by the signatures of Larry Prince and Tom Gallagher at the end of this letter, it is truly a joint effort. However, at this point it is perhaps appropriate that I (Larry Prince) have a moment to comment on our recent change in the Chairman and CEO positions. After having the privilege of serving as CEO for 16 years, I turned the reins over to Tom and on August 16, 2004, the Board of Directors elected him Chief Executive Officer. Tom is only the fourth CEO in the 77-year history of our Company. At our Board meeting on February 21, 2005, the Board of Directors elected him to the additional position of Chairman of the Board. Tom is known and held in high esteem by all constituencies of our Company, including our employees, customers and shareholders. He has been a member of the GPC team for 34 years, and 15 of those he served as President and COO prior to his election to CEO last year. There is no person more ideally suited to lead Genuine Parts Company in the coming years and we have pride and confidence in this important development.

My own plans include retirement from day to day activities and management at Genuine Parts Company on March 31, 2005. It will be my privilege to continue to serve as a Director on the GPC Board and Chairman of the Executive Committee. It has been an honor to be part of this splendid organization for 46 years and my interest will always be directed toward the success and well being of GPC.

Well, we have discussed a number of changes in the top management ranks of GPC, including the election of Tom Gallagher to

Respectfully submitted,



Larry L. Prince
Chairman of the
Executive Committee



Thomas C. Gallagher
Chairman, President and
Chief Executive Officer

March 4, 2005

DIVIDENDS PER SHARE*
in dollars


*Restated to reflect stock splits.
0.84
0.89
0.96
1.00
1.04
1.10
1.14
1.16
1.18
1.20
95
96
97
98
99
00
01
02
03
04

Summary of stock dividends

Date	Amount	One Share Became
March 1959	100%	2 shares
April 1962	200%	6 shares
December 1967	50%	9 shares
May 1970	50%	13.5 shares
May 1972	100%	27 shares
April 1979	50%	40.5 shares
April 1984	50%	60.75 shares
May 1987	50%	91.125 shares
April 1992	50%	136.69 shares
April 1997	50%	205.04 shares


NAPA


OPEN
MAJOR OIL BRANDS

(TOP) OUR WHOLESALE CUSTOMERS, INCLUDING INDEPENDENT NAPA AUTOCARE CENTERS, PROVIDE PROFESSIONAL REPAIR AND MAINTENANCE SERVICES ALONG WITH QUALITY NAPA AUTO PARTS. (BOTTOM) IMPROVED STORE MERCHANDISING, SERVICE AND FACILITIES ENHANCE THE NAPA AUTO PARTS STORE EXPERIENCE FOR OUR CUSTOMERS.

The Automotive Parts Group of Genuine Parts Company is one of North America's leading distributors of automotive replacement parts, accessory items and service items. This group consists of 58 NAPA Distribution Centers in the United States serving approximately 5,800 NAPA AUTO PARTS stores of which almost 1,000 are company-owned.

The Automotive Parts Group also includes other areas of business, such as Balkamp, Inc., a majority-owned subsidiary of the Company that purchases, packages and distributes over 27,000 service and supply items through the NAPA system. Under the name Rayloc, we operate five plants where automotive parts are remanufactured and distributed. Furthermore, we operate Johnson Industries, one of the nation's largest independent distributors of ACDelco, Motorcraft and other aftermarket parts, equipment and supplies.

Our market extends throughout North America with businesses in Canada and Mexico. NAPA Canada/UAP, Inc. is one of Canada's leading automotive distributors as well as Canada's largest heavy-vehicle parts distributor. The operating programs and marketing initiatives utilized in our Canadian operations are fully integrated with our U.S. NAPA system. In Mexico, we are represented by Auto Todo, one of the largest automotive aftermarket organizations in the country. We are encouraged by our progress in Canada and Mexico and our outlook is positive for continued growth in these markets.

The Automotive Parts Group distributes parts and provides service to a wide range of markets throughout the U.S., Canada and Mexico. Wholesale markets represent professional service and repair facilities and serving these customers has become our greatest area of expertise. We expect the wholesale market to remain a significant growth driver for the automotive aftermarket.

The Retail market represents another important customer base for us. Our commitment to growing the retail business is evident in our initiatives to enhance the store experience through improved merchandising, service and facility upgrades of our NAPA AUTO PARTS stores.

In 2004, the Automotive Parts Group improved its sales by 6%, this group's best performance in several years. We believe our progress was driven by the combination of the success of our internal initiatives, positive industry trends, and improved economic conditions. As we assess our opportunities in 2005, we expect these same factors to generate further growth for us.

Growth Initiatives

Our strategy in 2004 centered on a renewed commitment to several key growth initiatives. We believe our commitment to these initiatives contributed to our improved results for the year and feel that continued focus in these areas will generate further growth for us in 2005 and beyond. To provide clarity on our on-going initiatives, we have defined our key drivers for 2005 as follows:

Wholesale Business - We want our NAPA AUTO PARTS stores to become an unrivaled resource for our wholesale customers. Program offerings for Major Accounts, NAPA AutoCare Centers and Integrated Business Solutions (IBS) enable NAPA to capitalize on its expertise in serving the wholesale markets. Our outside sales representation also adds significant value in securing sales opportunities.

The Major Accounts Program supports the repair and maintenance needs of large companies and fleets such as AAA, CarMax, Firestone and the United States Postal Service, among others. Programs for NAPA AutoCare Centers, one of the nation's largest independent automotive service and repair networks, provide effective business tools and support that help independent owners promote and grow their businesses. This network grew to over 13,000 members in 2004 and we expect to increase our membership for many years to come. Integrated Business Solutions (IBS), another program for large customers, is a sophisticated inventory management service that effectively handles their inventory procurement and stocking requirements.

Technology and Connectivity - An important goal for us is to allow our customers to conduct business with NAPA and NAPA AUTO PARTS stores in a streamlined and efficient manner. Already, the Automotive Parts Group distinguishes itself with a consistent roll-out of new and improved technologies. Our Wide Area Network (WAN) connects thousands of stores, creating local access to a national supply of more than 320,000 quality parts. Other Internet based solutions, such as NAPA PROLink, serve to connect repair facilities to their primary NAPA AUTO PARTS store and improve their facility management capabilities.

Specialty Markets - We intend to effectively compete in niche markets by setting ourselves apart with trained personnel, tailored inventory and aggressive promotion. Niche markets offering growth potential for us include Heavy Duty, Paint, Body & Equipment, Farm and Marine, and Tools & Equipment. For example, approximately 2,000 stores currently have a focus in the Heavy Duty market, and we see the opportunity to grow this to 3,000 stores in the next few years.

New Distribution - We are continuing to position our NAPA AUTO PARTS store base in market areas where we anticipate significant growth opportunities. In 2004, we added 47 net new stores across the U.S. and believe we have tremendous additional opportunities in over 2,000 market areas that currently do not have a NAPA store. During 2005, our goal is to add another 100 net new NAPA AUTO PARTS stores.

The Store Experience - We are working to improve our NAPA AUTO PARTS store merchandising, service and facilities to enhance our customer relationships. We strongly believe that a better overall store offering will benefit all areas of our automotive business. Effective planograms, space management services and the ability to more accurately align each store's inventory with its market through Marketplace Inventory Classification (MIC) are just a few examples of how we can create an improved store experience for our customers.

Brand Advertising

The NAPA brand is widely recognized by North American consumers. Our national and local advertising is designed to reinforce continued brand awareness and to position NAPA as the source for the highest quality auto parts and services. The NAPA Advertising Program delivers high visibility exposure through national television, radio and print advertising, targeted sponsorships and high-quality local advertising materials.

Looking Ahead

The Automotive Parts Group will remain focused on furthering our service capabilities, product offerings and detailed understanding of the automotive parts business. This fundamental strategy, along with the continued success of our internal initiatives, positive industry demographics and a growing economy, will provide our parts group with significant opportunities for growth in 2005 and beyond.

Motion Industries is a leading North American industrial distributor of bearings; mechanical, industrial automation, electrical, pneumatic and hydraulic replacement parts; hose and rubber products; and industrial supply products. With over 5,000 employees, the Company operates more than 460 locations, including 418 branches, 9 distribution centers and 34 service centers throughout the U.S. and Canada.

Motion represents a wide range of world-class manufacturers and offers an extensive product selection with customer access to nearly three million quality parts. The Company serves over 150,000 customers in virtually all industry segments, including the automotive, chemical, food and beverage, wood and lumber, iron and steel, pulp and paper, and pharmaceutical industries.

Motion Industries is dedicated to "Delivering the Difference," a commitment to exceed customers' expectations by providing superior service. The 1,400 sales representatives and 196 field product specialists provide customers with engineering data, cost savings solutions, product application and on-site technical assistance. To meet customers' critical requirements, Motion offers 24/7/365 product delivery and service from its distribution facilities. The Company's sophisticated inventory management system and logistical expertise allow for shipment within 24 hours on demand.

Motion Industries had a very good year in 2004, reaching more than $2.5 billion in sales and achieving an 11% increase in revenues compared to 2003. Initiatives to expand our product coverage and explore new MRO opportunities contributed to our successful year, as did the improved state of our customer base. Growth in the industrial markets, as evidenced by positive trends in the manufacturing industrial production and factory utilization indices, increased the demand at Motion across nearly all industry segments served by Company.

Growth Initiatives

Motion Industries' 2004 strategic plan was developed to focus management on sales and earnings growth as well as operational excellence. In addition to our usual emphasis on new and expanded product offerings, we worked closely with our key suppliers to develop innovative marketing programs. We emphasized our service offerings such as asset repair tracking and product and industrial maintenance training for customers. We also continued to develop our internal systems and e-business capabilities. Each of these initiatives help distinguish Motion from the competition.

Furthermore, Motion Industries' Operational Excellence Program has produced more efficient and effective operations across the Company. With this initiative, cross-functional teams review the organization at every level to measure its business processes and related costs. This has helped us identify opportunities to improve our processes, resulting in enhanced efficiencies and increased capabilities for "Delivering the Difference" to our customers.

We continue to expand our product offering to better serve our customers' many parts requirements. We now offer industrial supplies through our MI Industrial group, and industrial automation products and expertise to manufacturers shifting to automated facilities. In addition, as Motion seizes new MRO opportunities with Utilities, Healthcare facilities and Educational institutions, among others, we are challenging ourselves to anticipate the products required to serve these industries.

As part of our commitment to grow sales, we teamed with our suppliers to develop marketing programs, such as customized monthly and quarterly programs to promote specific products. This value-added sales approach proved beneficial in generating revenues in 2004 and will be an on-going part of our sales strategy in the future. We also emphasized our specialized service offerings such as the Asset and Repair Tracking program (ART) designed to track customers' warranty and repair information. ART adds value by allowing our customers to streamline their entire repair process and track its status with customized, on-line reporting capabilities.

Motion Industries also enhanced its internal systems and e-business capabilities to improve its results in 2004. The Company continued the installation of a state-of-the-art Warehouse Management System into additional distribution centers and expects to complete this project in 2005. The new system has increased the efficiency, accuracy and productivity of our warehouse operations, including receiving, stocking, picking and shipping, as well as physical inventory counts.

Motion's e-business capabilities are continually developed to improve service, reduce cycle time, improve logistical efficiencies and deliver superior value. For example, on a 24/7/365 basis, our customers may access MotionMRO.com to order parts, check stock, get quotes and determine account and shipping status. The Company also offers customer hosted electronic catalogs providing customer-specific content and pricing information. The Electronic Data Interchange (EDI) automated business process continues to set the standard for business-to-business transactions and it is fully integrated into Motion's order fulfillment system, from quotation to receipt of payment.

Finally, looking for efficiencies up the supply chain, we developed MISupplierConnect to link Motion to its key suppliers for real-time, web-enabled access to pricing, availability and order status. Our enhanced internal systems and e-business capabilities have benefited the Company through reduced costs and improved service.

Looking Ahead

The improved manufacturing economy currently benefiting our customer base across virtually all industry segments is expected to remain strong in 2005, indicating a positive outlook for Motion Industries. Through its initiatives to grow sales and earnings and achieve operational excellence, Motion is positioned to continue its growth in the industrial markets and take advantage of current opportunities, as well as those it creates.


MRC
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MOTION OFFERS AN EXTENSIVE PRODUCT SELECTION - WITH ACCESS TO NEARLY 3 MILLION QUALITY PARTS. OUR SOPHISTICATED WAREHOUSE MANAGEMENT SYSTEM AND LOGISTICAL EXPERTISE ALLOW FOR SHIPMENT WITHIN 24 HOURS ON DEMAND.

S.P. Richards Company is one of North America's leading business products wholesalers, offering over 30,000 items to more than 7,000 resellers in the U.S. and Canada. From a network of 44 distribution centers, the Company supplies its customers with a vast assortment of business products.



SPR

S.P. Richards' product offering includes: filing supplies, office furniture, cleaning and breakroom supplies, computer supplies and accessories, consumer electronics, school supplies, business machines, writing instruments, desk accessories, paper products and healthcare supplies.

The Company meets the needs of its diverse customer base by providing a wide range of specialized services. Through convenient access to a broad spectrum of products and comprehensive logistical support, S.P. Richards' services complement the initiatives of large contract stationers, national office supply superstores and mail order customers. In addition, many resellers can avoid the significant investment typically required to expand their national accounts service area by relying on the Company's logistical capabilities. S.P. Richards' comprehensive array of marketing programs designed for the independent reseller is another valuable service that distinguishes this group as a leader in the wholesale distribution of business products.

Within the S.P. Richards organization, the Company operates Horizon and S.P. Richards Canada. Horizon distributes computer supplies, accessories and business machines throughout the U.S. and Western Canada. Its customers include the traditional S.P. Richards' customer, the general office supplies reseller, as well as computer supplies specialists, business machine dealers, retail computer dealers, value-added resellers and business forms dealers. S.P. Richards Canada distributes more than 20,000 office supply and furniture products from locations in Vancouver, Calgary, Winnipeg and Toronto.

S.P. Richards produced consistent results in each of the quarters in 2004 and revenues grew 6% for the year compared to 2003. Increases in the office furniture category and at S.P. Richards Canada helped lead the Company to its strongest sales growth in the last few years. Industry factors, such as positive trends in white-collar employment, also provided us with growth opportunities in 2004.

Growth Initiatives

In 2004, the Company focused on various initiatives to enhance revenue and earnings growth. Primarily, we focused on expanding the product offering, marketing programs and dealer services offered to our reseller customer base, both in the Independent channel and at National Accounts. Our improved product, marketing and service capabilities better position S.P. Richards and its customers to grow their sales and profits.

Utilizing more than 350 leading business product manufacturers worldwide, S.P. Richards delivers a broad range of products to its customers. We are constantly updating our product offering to support the reseller as a single source provider of business products. This year, initiatives to expand our office furniture and cleaning supply and breakroom product categories were integral to our growth. In addition, we added another new value alternative for customers with Integra, a proprietary line of writing instruments. Integra is the sixth line in our proprietary product family that includes: Sparco office supply basics, Compucessory computer accessories, Nature Saver recycled paper products, Elite Image new and remanufactured toner cartridges and Lorell office furniture.

S.P. Richards has designed and implemented numerous marketing programs and dealer services to support and grow existing business as well as generate new business opportunities for the Company and its resellers. The SPR Advantage Program, which offers a variety of services for independent resellers, is one of the more significant offerings, enabling resellers to compete more effectively in their marketplaces. Other offerings include: the USA Express Drop-ship Program, which expands the resellers' geographic sales coverage; the Dealer Capability CD, which contains templates and tools for print and multimedia presentations; the SPARC Program, a marketing support library for personalized communications and direct mail; and Internet Dealer Services, which include access to key account information, inventory levels, pricing, downloadable promotional materials, invoice and credit research and return authorizations.

S.P. Richards' enhanced catalog offering also benefits our resellers. Today's selection includes: the General Line Catalog of more than 23,000 SKUs; the Matrix SP Catalog, the industry's first consumer sales-priced full line catalog for resellers; the Select 2500 Catalog, bar coded to leverage the latest scanning technology; and catalogs specific to certain product categories such as our School Supply Catalog and our Furniture Catalog. To complement our catalogs, we also provide an array of Promotional Flyers, such as our New Products Flyer, which promotes the latest in product innovation.

Other services important to our resellers involve opportunities for training and development. Through our SPR University, annual Advantage Business Conference (ABC) and our recently developed Office Products Financial Profile, we aim to be a valued resource to our resellers for business products information, education and training.

Behind the products, programs and services that reach our resellers and their customers, are the systems and people that further distinguish S. P. Richards in the industry. The rollout of our state-of-the-art Warehouse Management System is nearing completion and the Company is experiencing improvements in productivity and order accuracy, among other areas. Our people are committed to leading the industry with innovative and expanding product offerings and effective marketing tools, dealer services and sales representation.

Looking Ahead

Our strategy to anticipate the needs of our customers will remain S.P. Richards' number one priority in 2005 and the years ahead. The Company will continue to focus on providing the best and most complete lines of business products as well as the most effective marketing programs and innovative dealer services. We are optimistic that the growth opportunities for S.P. Richards will continue to position us as a leader in the office products industry.


They've Arrived.
welcome
All tied up at the moment?

(OPPOSITE PAGE) THE ROLLOUT OF SPR'S NEW WAREHOUSE MANAGEMENT SYSTEM IS IMPROVING PRODUCTIVITY AND OTHER EFFICIENCIES. (TOP) AMONG OUR NUMEROUS MARKETING PROGRAMS AND DEALER SERVICES IS OUR ENHANCED CATALOG OFFERING AND AN ARRAY OF PROMOTIONAL FLYERS. OUR NEW PRODUCTS FLYER PROMOTES THE LATEST IN PRODUCT INNOVATION.

EIS supplies a full range of critical products to three primary market segments in North America – the electrical original equipment manufacturer, the electronic assembler, and the motor apparatus repair industry. Our products range from insulating and conductive materials to assembly tools, test equipment, safety and shop supplies, industrial products and customized parts.


EIS

EIS provides cost effective distribution services through a network of 34 stocking locations in the U.S. and Mexico. Each location is a full service branch with sales personnel, complete inventories and a comprehensive range of innovative logistics services to streamline the procurement process.

During 2004, EIS continued its focus on revenue growth and for the year the Company had a 13% increase in sales. Additional focus on enhancing sales margins, controlling costs and increasing inventory turns resulted in a significant improvement in earnings contribution. The performance of EIS in 2004, while assisted by a stronger industrial economy in North America, is encouraging for us.

Growth Initiatives

We have succeeded in building market share through a number of initiatives designed to offer solutions to our customer's unique requirements. In 2004, we continued to expand our advanced inventory management solutions (AIMS) offering to our customer base. Through a variety of hardware and software tools, the AIMS offering allows a customer to reduce overall inventory management costs and gives the customer added incentive to increase their purchases in the system.


EIS

OUR VALUE-ADDED FABRICATION SOLUTIONS AND CUSTOM-ENGINEERED PRODUCTS POSITION EIS AS A SINGLE SOURCE SUPPLIER TO CUSTOMERS.

At EIS, we promote the idea of being the "one source" to our customers. Over the last five years, we have added new product lines such as motors for the apparatus repair industry and MRO supplies for all of our customers. We have recently been selected, as one of two distributors nationally, to represent new thermal management products and we have upgraded and expanded our offering of silicones and greases. These new products and innovative services broaden and enhance our offering and favorably position EIS as a valued supplier to our customers.

Another source of growth for us has been to expand our offering beyond the U.S. We continue to focus on improving our distribution "footprint" throughout North America. In addition, our initiatives to expand and grow our fabrication solutions for both our traditional and new markets have been extremely encouraging. Finally, the support of our employees and their daily dedication to creating customer satisfaction is another reason that our customers continue to select EIS as their "one source" for process material, production and MRO supplies.

Looking Ahead

EIS will continue to focus on initiatives to grow revenues and improve cost efficiencies. We believe that our business strategies will help us grow our business in 2005 and beyond.

Selected Financial Data

(in thousands, except per share data) Year ended December 31,	2004	2003	2002	2001	2000
Net sales	$ 9,097,267	$ 8,449,300	$ 8,258,927	$ 8,220,668	$ 8,369,857
Cost of goods sold	6,267,544	5,826,684	5,704,749	5,699,174***	5,764,360
Selling, administrative and other expenses	2,193,804	2,050,873	1,948,442	1,951,559***	1,958,747
Facility consolidation and impairment charges	—	—	—	73,922***	—
Income before taxes and accounting change	635,919	571,743	605,736	496,013	646,750
Income taxes	240,367	218,101	238,236	198,866	261,427
Income before cumulative effect of a change in accounting principle	395,552	353,642	367,500	297,147	385,323
Cumulative effect of a change in accounting principle	—	19,541*	395,090**	—	—
Net income (loss) after cumulative effect of a change in accounting principle	$ 395,552	$ 334,101	$ (27,590)	$ 297,147	$ 385,323
Average common shares outstanding during year - assuming dilution	175,660	174,480	175,104	173,633	175,327
Per common share:					
Diluted net income, excluding cumulative effect	$ 2.25	$ 2.03	$ 2.10	$ 1.71***	$ 2.20
Diluted net income (loss)	2.25	1.91	(0.16)	1.71	2.20
Dividends declared	1.20	1.18	1.16	1.14	1.10
December 31 closing stock price	44.06	33.20	30.80	36.70	26.19
Long-term debt, less current maturities	500,000	625,108	674,796	835,580	770,581
Shareholders' equity	2,544,377	2,312,283	2,130,009	2,345,123	2,260,806
Total assets	$ 4,455,247	$ 4,127,956	$ 4,061,055	$ 4,206,646	$ 4,142,114

* The cumulative effect of a change in accounting principle in 2003 represents a non-cash charge related to cash consideration received from vendors in conjunction with the Financial Accounting Standards Board's EITF 02-16. Had the Company accounted for vendor consideration in accordance with EITF 02-16 in prior years, there would have been no significant impact on net income (loss) and diluted income (loss) per share for the years ended December 31, 2002, 2001, and 2000. Furthermore, approximately $90 million, $111 million, and $82 million would have been reclassified from selling, administrative and other expenses to cost of goods sold for the years ended December 31, 2002, 2001, and 2000, respectively.

** The cumulative effect of a change in accounting principle in 2002 represents a non-cash charge related to the impairment testing for goodwill in conjunction with the Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets". If the Company had applied the non-amortization provisions of Statement 142 for all periods presented, net income and diluted income per common share would have increased by approximately $11.9 million ($.07 per share) and $11.4 million ($.06 per share) for the years ended December 31, 2001 and 2000.

*** Facility Consolidation, Impairment and Other Charges ("2001 Charges") totaled $107.8 million pre-tax in 2001 and $64.4 million after tax. The pre-tax charges include $17.4 million classified in cost of goods sold and $16.4 million classified in selling, administrative and other expenses. Diluted net income per common share before the 2001 Charges was $2.08.

Market and Dividend information

High and Low Sales Price and Dividends per Common Share Traded on the New York Stock Exchange

Sales Price of Common Shares

Quarter	2004 High	2004 Low	2003 High	2003 Low
First	$35.06	$32.03	$31.88	$27.43
Second	40.20	32.65	33.66	30.70
Third	39.94	36.10	33.45	30.03
Fourth	44.32	36.51	33.20	30.78

Dividends Declared Per Share

Quarter	2004	2003
First	$0.30	$0.295
Second	0.30	0.295
Third	0.30	0.295
Fourth	0.30	0.295

Number of Record Holders of Common Stock as of December 31, 2004: 7,559

Segment Data

(dollars in thousands) Year ended December 31,	2004	2003	2002	2001	2000
Net sales:					
Automotive	$ 4,739,261	$ 4,477,508	$ 4,335,362	$ 4,252,913	$ 4,163,814
Industrial	2,511,597	2,253,947	2,246,124	2,234,241	2,342,686
Office products	1,540,878	1,457,149	1,396,453	1,379,859	1,336,500
Electrical/electronic materials	335,605	297,618	315,826	387,771	557,866
Other	(30,074)	(36,922)	(34,838)	(34,116)	(31,009)
Total net sales	$ 9,097,267	$ 8,449,300	$ 8,258,927	$ 8,220,668	$ 8,369,857
Operating profit:					
Automotive	$ 396,015	$ 363,022	$ 381,771	$ 378,162	$ 381,250
Industrial	173,760	151,109	178,027	172,208	206,193
Office products	150,817	143,263	140,912	141,762	134,343
Electrical/electronic materials	14,611	7,112	2,756	3,229	28,010
Total operating profit	735,203	664,506	703,466	695,361	749,796
Interest expense	(37,260)	(51,538)	(59,640)	(59,416)	(63,496)
Corporate expense	(58,980)	(37,121)	(33,354)	(27,670)	(23,277)
Goodwill and intangible amortization	(356)	(1,539)	(2,421)	(14,333)	(13,843)
Minority interests	(2,688)	(2,565)	(2,315)	(3,077)	(2,430)
Facility consolidation and impairment charges	—	—	—	(94,852)	—
Income before income taxes and accounting change	$ 635,919	$ 571,743	$ 605,736	$ 496,013	$ 646,750
Assets:					
Automotive	$ 2,521,906	$ 2,369,969	$ 2,313,747	$ 2,219,503	$ 2,099,610
Industrial	955,029	957,735	982,951	867,716	840,585
Office products	681,992	621,523	581,203	538,468	542,406
Electrical/electronic materials	104,918	97,195	98,225	121,721	190,635
Corporate	133,730	23,506	26,224	17,160	17,443
Goodwill and intangible assets	57,672	58,028	58,705	442,078	451,435
Total assets	$ 4,455,247	$ 4,127,956	$ 4,061,055	$ 4,206,646	$ 4,142,114
Depreciation and amortization:					
Automotive	$ 39,222	$ 42,681	$ 43,007	$ 45,094	$ 51,546
Industrial	8,972	10,265	10,789	11,992	11,617
Office products	10,245	10,639	9,856	9,345	9,598
Electrical/electronic materials	2,011	2,729	3,422	4,009	4,391
Corporate	1,401	1,160	656	1,020	1,308
Goodwill and intangible amortization	356	1,539	2,421	14,333	13,843
Total depreciation and amortization	$ 62,207	$ 69,013	$ 70,151	$ 85,793	$ 92,303
Capital expenditures:					
Automotive	$ 52,263	$ 58,754	$ 38,599	$ 26,766	$ 35,031
Industrial	3,922	6,824	10,868	6,388	20,054
Office products	12,354	7,211	13,376	5,941	9,116
Electrical/electronic materials	1,552	394	224	2,466	3,183
Corporate	1,986	721	1,691	383	3,745
Total capital expenditures	$ 72,077	$ 73,904	$ 64,758	$ 41,944	$ 71,129
Net sales:					
United States	$ 8,198,368	$ 7,666,389	$ 7,568,926	$ 7,526,631	$ 7,665,498
Canada	845,563	731,200	623,686	629,330	633,715
Mexico	83,410	88,633	101,153	98,823	101,653
Other	(30,074)	(36,922)	(34,838)	(34,116)	(31,009)
Total net sales	$ 9,097,267	$ 8,449,300	$ 8,258,927	$ 8,220,668	$ 8,369,857
Net long-lived assets:					
United States	$ 368,345	$ 339,020	$ 339,495	$ 579,635	$ 618,818
Canada	65,649	57,906	47,522	182,041	201,895
Mexico	3,066	4,094	4,739	25,534	25,982
Total net long-lived assets	$ 437,060	$ 401,020	$ 391,756	$ 787,210	$ 846,695

OVERVIEW

Genuine Parts Company is a service organization engaged in the distribution of automotive replacement parts, industrial replacement parts, office products and electrical/electronic materials. The Company has a long tradition of growth dating back to 1928, the year we were founded in Atlanta, Georgia. In 2004, business was conducted throughout the United States, in Canada and in Mexico from approximately 1,900 locations.

We recorded consolidated net income of $396 million for the year ended December 31, 2004, up 12% from $354 million in 2003 before the cumulative effect of an accounting change adopted January 1, 2003. After the cumulative effect adjustment, which decreased 2003 net income by almost $20 million, net income for 2004 was up 18% from $334 million in 2003. The benefits of an improved economic climate combined with our internal initiatives allowed us to achieve a record level of sales and earnings in 2004. All four of our business segments contributed to our achievement, each with gains in revenues and profits.

Over the three years preceding 2004, the results in all of our industry groups were affected by the slow economy, especially in the manufacturing sectors of the U.S. The Company countered this negative economic impact with the introduction of new product lines, sales to new markets and cost savings initiatives, among other things. Our improved results in 2004 proved these efforts to be successful.

During 2002 and 2003 we recorded certain charges to earnings as a result of changes in accounting principles relating to goodwill impairment and cash consideration received from vendors. These changes had no impact on our operating results and no cash implications for us. The changes in accounting principles in 2002 and 2003 are discussed further under "Results of Operations" below. Our results are also dependent on the effect of certain accounting assumptions and estimates, which are discussed under "Critical Accounting Estimates" below.

The major December 31, 2004 balance sheet categories, with the exception of our improved cash position and accounts payable balance, were relatively consistent with the December 31, 2003 balance sheet categories. The Company's cash balances increased $120 million from December 31, 2003, due primarily to improved operating results, stock option exercises and improved payment terms with certain vendors. These extended payment terms as well as increased purchases explain our increase in accounts payable. Our liquidity and capital resources improved in 2004, as we reduced our total debt outstanding at December 31, 2004 by approximately $177 million compared to December 31, 2003.

RESULTS OF OPERATIONS

The Company's results of operations are summarized for the three years ended December 31, 2004, 2003 and 2002.

Year ended December 31 *(in thousands, except for per share data)*	2004	2003	2002
Net Sales	$ 9,097,267	$ 8,449,300	$ 8,258,927
Gross Profit	2,829,723	2,622,616	2,554,178
Income before Cumulative Effect of a Change in Accounting Principle	395,552	353,642	367,500
Cumulative Effect of a Change in Accounting Principle	—	(19,541)	(395,090)
Net Income (Loss)	395,552	334,101	(27,590)
Diluted Earnings (Loss) Per Share:			
Before Change in Accounting Principle	2.25	2.03	2.10
After Change in Accounting Principle	2.25	1.91	(.16)

Net Sales

Net sales for the year ended December 31, 2004 totaled $9.1 billion, a record sales level for the Company, and an 8% increase from 2003. All of the business segments contributed to our sales growth for the year, as our internal initiatives and improved economic conditions in the industries we serve positively impacted sales volume in each of our four groups. Prices were up approximately 1% in the Automotive, Office and Electrical segments in 2004, and pricing in the Industrial segment increased 5% in 2004. Net sales for the year ended December 31, 2003 totaled $8.45 billion, a 2% increase from 2002. We finished 2003 encouraged that our sales were trending in a positive direction, due to signs of improving economic indicators and our 5% sales increase in the fourth quarter of 2003 compared to the fourth quarter in 2002. In 2003, prices were down slightly in the Automotive and Electrical segments, while pricing in the Industrial and Office segments increased 2% and .6%, respectively.

Automotive Group

Net sales for the Automotive Group ("Automotive") were $4.7 billion in 2004, an increase of 6% over 2003. This represents Automotive's greatest percentage sales growth in several years and, among the quarters, the first and fourth quarters were stronger than the second and third quarters. After a strong first quarter that included an extra billing day, we experienced some moderation in Automotive sales from June through August, following the lower consumer spending figures reported for this period. Our results showed some improvement in September and this continued through the final period of 2004. Automotive sales were $4.5 billion in 2003, an increase of 3% over 2002. In the fourth quarter of 2003, Automotive sales were stronger than the previous quarters in 2003, up 6%, and we were encouraged that this improvement in revenues would carry over into 2004 as it did.

Industrial Group

Net sales for Motion Industries, our Industrial Group ("Industrial"), were $2.5 billion in 2004, an 11% increase compared to 2003. Improved economic conditions across our industrial customer base helped to significantly improve our growth opportunities relative to the last few years. After high single digit percentage growth in revenues in the first quarter, growth in the remaining quarters of 2004 improved, with increases ranging from low double-digit rates to those in the mid-teens. Industrial sales were $2.3 billion in 2003, only a slight increase over 2002, and the two years before that were equally difficult periods, as weak conditions were pervasive in the markets served by Industrial. U.S. industrial production and factory utilization statistics began to show some improving trends late in 2003. These remained strong throughout 2004, and the continued strength of the production and utilization numbers is encouraging as we look ahead to 2005.

Office Group

Net sales for S.P. Richards, our Office Products Group ("Office"), were $1.54 billion, up 6% over 2003. Revenue growth at Office was generally consistent from quarter to quarter in 2004, although its best performance was in the third quarter. In 2004, sales increases in the office furniture category and at our Canadian operations helped lead Office to its strongest sales growth in several years. Office sales were $1.46 billion in 2003, up 4% over 2002. Office typically generates our steadiest results from year to year, despite the changes in the economic climate. This is accomplished through the continuous expansion of our product and service offerings, as well as initiatives to expand our customer base.

Electrical Group

Net sales for EIS, our Electrical and Electronic Group ("Electrical"), were up 13% to $336 million in 2004, its best performance in several years. As Electrical's growth opportunities depend on the manufacturing sector of the economy, the improved conditions we began to see late in 2003 continued into 2004, positively impacting our results. Electrical sales were down 6% to $298 million in 2003 from the prior year. This was the third year of a downward trend in Electrical revenues, reflecting the difficult economic environment in which Electrical operated during the three years preceding 2004. We were encouraged, however, that the sales decrease in 2003 was less than the declines reported in the prior two years, and fourth quarter revenues were up slightly compared to the same period in 2002.

Cost of Goods Sold/Expenses

Cost of goods sold in 2004 was 68.9% of net sales compared to 69.0% in 2003. Selling, administrative and other expenses ("SG&A") of $2.2 billion were 24.1% of sales compared to 24.3% last year. The slight decrease in cost of goods sold as a percentage of sales reflects our on-going efforts to improve our gross margins. Initiatives to enhance our pricing strategies, promote and sell higher margin products and minimize material acquisition costs are examples of the efforts we have made to reduce our cost of goods sold as a percentage of sales. These initiatives were developed to offset the usual competitive pricing pressures as well as lower levels of vendor discounts and volume incentives earned for the year, especially in Industrial. In 2004, the impact of vendor discounts and volume incentives was less than in 2003. The decrease in SG&A expenses as a percentage of sales reflects the savings associated with our initiatives to control costs. These initiatives include tight controls over operating expenses as well as continuous improvement programs designed to optimize our utilization of people and systems.

Cost of goods sold was 69.0% of net sales in 2003 compared to 69.1% in 2002. SG&A expenses of $2.1 billion were 24.3% of sales compared to 23.6% in 2002. The decrease in cost of goods sold and the increase in SG&A expenses reflect our reclassification in 2003 of certain vendor consideration associated with the adoption of EITF 02-16 as defined below. Before the reclassification, cost of goods sold in 2003 was 70.2% of sales and SG&A expenses were 23.1% of sales. This increase in cost of goods sold as a percentage of 2003 net sales was due to lower levels of vendor discounts and volume incentives related to purchases, overall competitive pricing pressures and product and customer mix. The comparable decrease in SG&A expenses reflects our on-going cost savings initiatives.

Effective January 1, 2003, the Company was required to adopt the Financial Accounting Standards Board Emerging Issues Task Force's Issue No. 02-16, related to the accounting treatment of cash consideration received from vendors ("EITF 02-16"). This encompasses certain advertising and promotional allowances, catalog support and other cash support arrangements that normally exist among retailers and distributors with their vendors. We historically classified certain vendor monies received, primarily advertising related, as a component of SG&A expenses. Under the new EITF 02-16, these vendor monies must be classified as cost of goods sold and a portion of the amounts must be capitalized into ending inventory. In connection with the January 1, 2003 adoption of EITF 02-16, we recorded a cumulative effect adjustment of approximately $19.5 million in 2003. In addition, we reclassified approximately $102.2 million from SG&A expenses to cost of goods sold in 2003. Under EITF 02-16, prior periods were not reclassified.

Operating Profit

Operating profit as a percentage of net sales was 8.1% in 2004 compared to 7.9% in 2003. These results reflect the improvement in our revenue, gross margins and SG&A expenses as a percentage of sales. The challenges associated with reduced vendor discounts and volume incentives, as well as expense increases such as employee benefits, insurance and legal and professional costs, prevented us from achieving greater gains in our 2004 operating profits. Operating profit as a percentage of sales was 7.9% in 2003 compared to 8.5% in 2002. These results reflect our decrease in comparable gross margins, as well as an environment of rising pension and healthcare costs and the overall economic conditions in certain markets, which constrained our sales opportunities in 2003.

Automotive Group

Automotive operating margins increased to 8.4% in 2004 from 8.1% in 2003. The increase reflects the impact on sales of positive industry trends and improved economic conditions, in addition to the success of our internal initiatives. Automotive operating margins decreased to 8.1% in 2003 from 8.8% in 2002, primarily due to pricing pressures combined with increases in salaries, insurance and other expenses associated with the addition of new Company owned stores.

Industrial Group
Industrial operating margins increased to 6.9% in 2004 from 6.7% in 2003. As a result of the improved conditions across Industrial's customer base, combined with the benefits of internal operating and other cost initiatives, Industrial's operating profit increased significantly. However, factors such as the decrease in vendor discounts and volume incentives affected the growth of Industrial's operating margin in 2004. Industrial operating margins decreased to 6.7% in 2003 from 7.9% in 2002, as overall lower levels of vendor discounts and volume incentives earned in 2003 affected this segment the greatest.

Office Group
Operating margins in Office were 9.8% in both 2004 and 2003. Initiatives to positively influence the customer and product mix of sales, as well as to enhance the selection of selling tools available to customers, helped Office maintain its operating margin. Office margins decreased slightly to 9.8% in 2003 from 10.1% in 2002, primarily attributable to customer and product mix.

Electrical Group
Operating margins in Electrical increased to 4.4% in 2004 from 2.4% in 2003. Electrical growth reflects the increase in sales to the manufacturing sector, as well as continued focus on enhancing sales margins and controlling costs. Electrical increased its margins significantly to 2.4% in 2003 from .9% in 2002. Improvement in 2003 was due to efforts to reduce costs through headcount reductions, branch closings and operating expense controls.

Income Taxes

The effective income tax rate decreased to 37.8% in 2004 from 38.1% in 2003. The decrease in 2004 is primarily due to favorable permanent differences and the continued utilization of foreign tax credits, as a result of certain favorable provisions in the 2004 Tax Act. The effective income tax rate decreased to 38.1% in 2003 from 39.3% in 2002, primarily due to the utilization of foreign tax credits in 2003 and lower state income taxes.

Net Income

Net income was $396 million in 2004, up 12% from $354 million in 2003 before the cumulative effect of an accounting change adopted on January 1, 2003. On a per share diluted basis, net income was $2.25 in 2004 compared to $2.03 in 2003 before the cumulative effect adjustment. After the 2003 cumulative effect adjustment, net income in 2004 was up 18% from $334 million, or $1.91 diluted earnings per share in 2003. Net income in 2004 was 4.3% of net sales compared to 4.2% in 2003 before the 2003 cumulative effect adjustment, and 4.0% of net sales in 2003 after the cumulative effect adjustment.

Net income before the cumulative effect of accounting changes in 2003 and 2002 was $354 million in 2003 compared to $368 million in 2002, a decrease of 4%. On a per share diluted basis, net income before the cumulative effect adjustments equaled $2.03 in 2003 compared to $2.10 in 2002. After the cumulative effect adjustments, net income was $334 million, or $1.91 diluted earnings per share, in 2003 compared to a net loss in 2002 of $28 million, or $.16 diluted loss per share. In the first quarter of 2002, the Company completed impairment testing for goodwill in conjunction with the provisions introduced in SFAS 142, resulting in a non-cash charge of $395.1 million. This was recorded as of January 1, 2002 as a cumulative effect of a change in accounting principle. Net income before the cumulative effect of accounting changes in 2003 and 2002 was 4.2% of net sales in 2003 compared to 4.5% in 2002, and after the cumulative effect was 4.0% of net sales in 2003 compared to -0.3% in 2002.

Facility Consolidation, Impairment and Other Charges

In the fourth quarter of 2001, the Company's management approved a plan to close and consolidate certain Company-operated facilities, terminate certain employees, and exit certain other activities. The Company also determined that certain assets were impaired. During 2001, the Company recorded a charge of $107.8 million ($64.4 million, net of tax), of which $89.5 million were non-cash charges related to the plan. At December 31, 2004 and 2003, the Company had an accrual of $2.3 million and $3.3 million, respectively, recorded in accrued expenses relating to lease obligations still outstanding on closed facilities.

Financial Condition

The major balance sheet categories at December 31, 2004, with the exception of cash and accounts payable, were relatively consistent with the December 31, 2003 balance sheet categories. The Company's cash balances increased $120 million from December 31, 2003, due primarily to improved operating results, stock option exercises and improved payment terms with certain vendors. Our accounts receivable balance at December 31, 2004 increased 4% compared to last year, primarily due to our December sales increase. Inventory increased 3% from December 31, 2003, which is less than our 8% increase in revenues. The change in inventory reflects our continued emphasis on inventory management. Other assets at December 31, 2004 increased $60 million due primarily to contributions into the Company sponsored pension plans. Accounts payable at December 31, 2004 increased $150 million from 2003 due to the Company's increased purchases associated with increased sales volume, as well as improved payment terms with certain vendors. The change in debt is discussed below.

LIQUIDITY AND CAPITAL RESOURCES

The Company reduced its total debt outstanding at December 31, 2004 by approximately $177 million compared to December 31, 2003. The decline in borrowings is primarily attributable to cash generated from operating activities of $555 million and approximately $38 million generated through employee stock option exercises. In addition, our dividends, stock repurchases, capital expenditures and other investing activities in 2004 were comparable to 2003.

The ratio of current assets to current liabilities was 3.2 to 1 at December 31, 2004, and the Company's cash position improved significantly from December 31, 2003. The Company believes existing credit facilities and cash generated from operations will be sufficient to fund future operations and to meet its short-term and long-term cash requirements.

Notes and Other Borrowings

In November 2004, the Company repaid in full a $125 million debt financing with a consortium of financial institutions and insurance companies (the "Notes"). The proceeds of the Notes were primarily used to repay certain variable rate borrowings with interest at LIBOR plus .50%, reset every six months. These Notes were paid with cash generated from the operations of the Company.

On October 31, 2003, the Company obtained a $350 million unsecured revolving line of credit with a consortium of financial institutions which matures in October 2008 and bears interest at LIBOR plus .30% (2.70% at December 31, 2004). At December 31, 2004, no amounts were outstanding under the line of credit. At December 31, 2003, $50 million was outstanding under the line of credit.

At December 31, 2004, the Company had unsecured Senior Notes outstanding under a $500 million financing arrangement as follows: $250 million, Series A, 5.86% fixed, due 2008; and $250 million, Series B, 6.23% fixed, due 2011 and approximately $1 million in other borrowings.

Certain borrowings contain covenants related to a maximum debt-to-equity ratio, a minimum fixed-charge coverage ratio, and certain limitations on additional borrowings. At December 31, 2004, the Company was in compliance with all such covenants. Due to the requirements in certain states, the Company also had unused letters of credit of $47.5 million and $38.5 million outstanding at December 31, 2004 and 2003, respectively. The weighted average interest rate on the Company's outstanding borrowings was approximately 6.05% and 4.92% at December 31, 2004 and 2003, respectively. Total interest expense for all borrowings was $37.3 million and $51.5 million in 2004 and 2003, respectively.

Construction and Lease Facility

The Company also has an $85 million construction and lease facility. Properties acquired by the lessor are constructed and then leased to the Company under operating lease agreements. The total amount advanced and outstanding under this facility at December 31, 2004 was approximately $84 million. Since the resulting leases are operating leases, no debt obligation is recorded on the Company's consolidated balance sheet. This construction and lease facility expires in 2008. Lease payments fluctuate based upon current interest rates and are generally based upon LIBOR plus .60%. The lease facility contains residual value guarantee provisions and guarantees under events of default. Although management believes the likelihood of funding to be remote, the maximum guarantee obligation under the construction and lease facility was approximately $84 million at December 31, 2004.

Contractual and Other Obligations

The following table shows the Company's approximate obligations and commitments, excluding interest due on credit facilities, to make future payments under contractual obligations as of December 31, 2004:

	PAYMENT DUE BY PERIOD				
(in thousands)	Total	Period less than 1 year	Period 1-3 years	Period 4-5 years	Period over 5 years
Credit facilities	$ 500,968	$ 968	$ 250,000	$ —	$ 250,000
Capital leases	31,144	3,210	10,432	6,631	10,871
Operating leases	422,758	116,544	192,792	46,667	66,755
Total contractual cash obligations	$ 954,870	$ 120,722	$ 453,224	$ 53,298	$ 327,626

Purchase orders or contracts for the purchase of inventory and other goods and services are not included in our estimates. We are not able to determine the aggregate amount of such purchase orders that represent contractual obligations, as purchase orders may represent authorizations to purchase rather than binding agreements. Our purchase orders are based on our current distribution needs and are fulfilled by our vendors within short time horizons. The Company does not have significant agreements for the purchase of inventory or other goods specifying minimum quantities or set prices that exceed our expected requirements.

The Company has certain commercial commitments related to affiliate borrowing guarantees and residual values under operating leases. The Company believes the likelihood of any significant amounts being funded in connection with these commitments to be remote. The following table shows the Company's approximate commercial commitments as of December 31, 2004:

	PAYMENT DUE BY PERIOD				
(in thousands)	Total Amounts Committed	Period less than 1 year	Period 1-3 years	Period 4-5 years	Period over 5 years
Guaranteed borrowings of affiliates	$ 169,029	$ 30,352	$ 24,453	$ 16,302	$ 97,922
Residual value guarantee under operating leases	72,640	—	—	72,640	—
Total commercial commitments	$ 241,669	$ 30,352	$ 24,453	$ 88,942	$ 97,922

In addition, the Company sponsors a defined benefit pension plan that may obligate us to make contributions to the plan from time to time. Contributions in 2004 were $63 million. We expect to make a cash contribution to our qualified defined benefit plan in 2005, and contributions required for 2006 and future years will depend on a number of unpredictable factors including the market performance of the plan's assets and future changes in interest rates that affect the actuarial measurement of the plan's obligations.

Interest Rate Swaps

The Company manages its exposure to changes in short-term interest rates, particularly to reduce the impact on its floating-rate interest payments, by entering into interest rate swap agreements. We have interest rate swaps with fair values of approximately $5.6 million and $11.6 million outstanding as of December 31, 2004 and December 31, 2003, respectively. The decrease in fair values since December 31, 2003 is primarily due to normal settlement of monthly payments due on swaps during the year ended December 31, 2004, as well the early termination of certain swaps and reductions in the fair value of the liability on outstanding swaps during the period.

The following table shows the activity of the Company's liability for interest rate swap agreements from December 31, 2003 to December 31, 2004 (in thousands):

Fair value of contracts outstanding at December 31, 2003	$ 11,586
Contracts realized or otherwise settled during the period (cash paid)	(6,867)
Other changes in fair values	873
Fair value of contracts outstanding at December 31, 2004	$ 5,592

This interest rate swap liability is included in long-term liabilities in the Company's consolidated balance sheet. Other than interest rate swaps, we do not have any other derivative instruments. We do not enter into derivatives for speculative or trading purposes.

At December 31, 2004, the Company had a fixed interest rate payment swap agreement outstanding in the amount of $50 million with a maturity date of 2008. In addition, at December 31, 2004, approximately $500 million of the Company's total borrowings, which mature in approximately four and seven years, are at fixed rates of interest. We do not believe that a moderate change in interest rates would have a material adverse impact on future earnings and cash flows of the Company.

Share Repurchases

On April 19, 1999, our Board of Directors authorized the repurchase of 15 million shares of our common stock. Through December 31, 2004, approximately 9 million shares have been repurchased under this authorization.

CRITICAL ACCOUNTING ESTIMATES

General

Management's Discussion and Analysis of Financial Condition and Results of Operations is based upon our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses and related disclosure of contingent assets and liabilities. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

An accounting policy is deemed to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the financial statements. Management believes the following critical accounting policies reflect its more significant estimates and assumptions used in the preparation of the consolidated financial statements. For further information on the critical accounting policies, see Note 1 of the notes to our consolidated financial statements.

Inventories - Provisions for Slow Moving and Obsolescence

The Company identifies slow moving or obsolete inventories and estimates appropriate loss provisions related thereto. Historically, these loss provisions have not been significant as the vast majority of the Company's inventories are not highly susceptible to obsolescence and are eligible for return under various vendor return programs. While the Company has no reason to believe its inventory return privileges will be discontinued in the future, its risk of loss associated with obsolete or slow moving inventories would increase if such were to occur.

Allowance for Doubtful Accounts - Methodology

The Company evaluates the collectibility of accounts receivable based on a combination of factors. Initially, the Company estimates an allowance for doubtful accounts as a percentage of net sales based on historical bad debt experience. This initial estimate is periodically adjusted when the Company becomes aware of a specific customer's inability to meet its financial obligations (e.g., bankruptcy filing) or as a result of changes in the overall aging of accounts receivable. While the Company has a large customer base that is geographically dispersed, a general economic downturn in any of the industry segments in which the Company operates could result in higher than expected defaults and, therefore, the need to revise estimates for bad debts. For the years ended December 31, 2004, 2003 and 2002, the Company recorded provisions for bad debts of $20.7 million, $23.8 million and $20.9 million, respectively.

Consideration Received from Vendors

The Company enters into agreements at the beginning of each year with many of its vendors providing for inventory purchase incentives and advertising allowances. Generally, the Company earns inventory purchase incentives and advertising allowances upon achieving specified volume purchasing levels or other criteria. The Company accrues for the receipt of inventory purchase incentives and advertising allowances as part of its inventory cost based on cumulative purchases of inventory to date and projected inventory purchases through the end of the year or, in the case of specific advertising allowances, upon completion of the Company's obligations related thereto. While management believes the Company will continue to receive consideration from vendors in 2005 and beyond, there can be no assurance that vendors will continue to provide comparable amounts of incentives and allowances in the future.

Impairment of Property, Plant and Equipment and Goodwill and Other Intangible Assets

At least annually, the Company evaluates property, plant and equipment and goodwill and other intangible assets for potential impairment indicators. The Company's judgments regarding the existence of impairment indicators are based on legal factors, market conditions and operational performance. Future events could cause the Company to conclude that impairment indicators exist and that assets associated with a particular operation are impaired. Evaluating the impairment also requires the Company to estimate future operating results and cash flows which require judgment by management. Any resulting impairment loss could have a material adverse impact on the Company's financial condition and results of operations.

Employee Benefit Plans

The Company's benefit plan committees in the U.S. and Canada establish investment policies and strategies and regularly monitor the performance of the funds. The pension plan strategy implemented by the Company's management is to achieve long-term objectives and invest the pension assets in accordance with the applicable pension legislation in the U.S. and Canada, as well as fiduciary standards. The long-term primary objectives for the pension plan are to provide for a reasonable amount of long-term growth of capital without undue exposure to risk, protect the assets from erosion of purchasing power and provide investment results that meet or exceed the pension plan's actuarially assumed long term rate of return.

Based on the investment policy for the pension plans, as well as an asset study that was performed based on the Company's asset allocations and future expectations, the Company's expected rate of return on plan assets for measuring 2005 pension expense or income is 8.5% for the plans. The asset study forecasted expected rates of return for the approximate duration of the Company's benefit obligations, using capital market data and historical relationships.

The discount rate is chosen as the rate at which pension obligations could be effectively settled and is based on capital market conditions as of the measurement date. We have matched the timing and duration of the expected cash flows of our pension obligations to a yield curve generated from a broad portfolio of high-quality fixed income debt instruments to select our discount rate. Based upon this cash flow matching analysis, we selected a discount rate of 6.0% at December 31, 2004.

Net periodic cost for our defined benefit pension plans was $26,411,000, $17,688,000 and $661,000 for the years ended December 31, 2004, 2003 and 2002, respectively. These expenses are included in SG&A expenses.

QUARTERLY RESULTS OF OPERATIONS

The preparation of interim consolidated financial statements requires management to make estimates and assumptions for the amounts reported in the interim condensed consolidated financial statements. Specifically, the Company makes certain estimates in its interim consolidated financial statements for the accrual of bad debts, inventory adjustments and discounts and volume incentives earned. Bad debts are accrued based on a percentage of sales and volume incentives are estimated based upon cumulative and projected purchasing levels. Inventory adjustments are accrued on an interim basis and adjusted in the fourth quarter based on the annual October 31 book-to-physical inventory adjustment. The methodology and practices used in deriving estimates for interim reporting typically result in adjustments upon accurate determination at year-end. The effect of these adjustments in 2004 and 2003 was not significant.

The cumulative effect of a change in accounting principle related to cash consideration from vendors in 2003, as discussed above, resulted in a decrease in net income in the first quarter of 2003 of $.12 per share. Without the cumulative effect adjustment, diluted earnings per share would have been $.51 in the quarter ended March 31, 2003.

The following is a summary of the quarterly results of operations for the years ended December 31, 2004 and 2003:

	Three Months Ended (in thousands except for per share data)			
	March 31,	June 30,	Sept. 30,	Dec. 31,
2004				
Net Sales	$ 2,196,991	$ 2,297,686	$ 2,349,283	$ 2,253,307
Gross Profit	686,911	693,065	699,393	750,354
Net Income	100,199	101,146	97,893	96,314
Diluted Earnings Per Share	.57	.58	.56	.55
2003				
Net Sales	$ 2,021,858	$ 2,152,794	$ 2,189,388	$ 2,085,260
Gross Profit	638,340	651,383	651,949	680,944
Income before Cumulative Effect of a Change in Accounting Principle	88,424	90,148	88,333	86,737
Cumulative Effect of a Change in Accounting Principle	(19,541)	—	—	—
Net Income	68,883	90,148	88,333	86,737
Diluted Earnings Per Share:				
Before Change in Accounting Principle	.51	.52	.51	.50
After Change in Accounting Principle	.39	.52	.51	.50

FORWARD-LOOKING STATEMENTS

Some statements in this report constitute forward-looking statements that are subject to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The Company cautions that its forward-looking statements involve risks and uncertainties. The Company undertakes no duty to update its forward-looking statements, which reflect the Company's beliefs, expectations and plans as of the present. Actual results or events may differ materially from those indicated as a result of various important factors. Such factors include, but are not limited to, changes in general economic conditions, the growth rate of the market for the Company's products and services, the ability to maintain favorable supplier arrangements and relationships, competitive product and pricing pressures, including internet related initiatives, the effectiveness of the Company's promotional, marketing and advertising programs, changes in laws and regulations, including changes in accounting and taxation guidance, the uncertainties of litigation, as well as other risks and uncertainties discussed from time to time in the Company's filings with the Securities and Exchange Commission. Readers are cautioned that other factors not listed here or in our Securities and Exchange Commission filings could materially impact the Company's future earnings, financial position and cash flows. You should not place undue reliance upon forward-looking statements contained herein, and you should carefully read the other reports that the Company will, from time to time, file with the Securities and Exchange Commission.

report of management

Genuine Parts Company

Management's Responsibility for the Financial Statements
We have prepared the accompanying consolidated financial statements and related information included herein for the years ended December 31, 2004, 2003 and 2002. The opinion of Ernst & Young LLP, the Company's independent registered public accounting firm, on those financial statements is included herein. The primary responsibility for the integrity of the financial information included in this annual report rests with management. Such information was prepared in accordance with generally accepted accounting principles appropriate in the circumstances based on our best estimates and judgments and giving due consideration to materiality.

Management's Report on Internal Control over Financial Reporting
The management of Genuine Parts Company and its subsidiaries (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934.

The Company's internal control system was designed to provide reasonable assurance to the Company's management and to the board of directors regarding the preparation and fair presentation of the Company's published financial statements. The Company's internal control over financial reporting includes those policies and procedures that:

i. pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

ii. provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

iii. provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

All internal control systems, no matter how well designed, have inherent limitations and may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

The Company's management, including our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2004. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in "Internal Control-Integrated Framework." Based on this assessment, management concluded that, as of December 31, 2004, the Company's internal control over financial reporting was effective.

Ernst & Young LLP has issued an audit report on our assessment of the Company's internal control over financial reporting. This report appears on page 22.

Audit Committee Responsibility
The Audit Committee of Genuine Parts Company's Board of Directors is responsible for reviewing and monitoring the Company's financial reports and accounting practices to ascertain that they are within acceptable limits of sound practice in such matters. The membership of the Committee consists of non-employee Directors. At periodic meetings, the Audit Committee discusses audit and financial reporting matters and the internal audit function with representatives of financial management and with representatives from Ernst & Young LLP.



JERRY W. NIX
Executive Vice President - Finance
and Chief Financial Officer
March 4, 2005

report of independent registered public accounting firm on internal control over financial reporting

Board of Directors
Genuine Parts Company

We have audited management's assessment, included in Management's Report on Internal Control over Financial Reporting, that Genuine Parts Company maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control/Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Genuine Parts Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Genuine Parts Company maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Genuine Parts Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Genuine Parts Company and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2004, and our report dated March 4, 2005 expressed an unqualified opinion thereon.

Ernst & Young LLP

March 4, 2005
Atlanta, Georgia

report of independent registered public accounting firm on the financial statements

Board of Directors
Genuine Parts Company

We have audited the accompanying consolidated balance sheets of Genuine Parts Company and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Genuine Parts Company and subsidiaries at December 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1, effective January 1, 2003, the Company adopted Emerging Issues Task Force Issue No. 02-16, *Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor.* In addition, as discussed in Note 2, effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets.*

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Genuine Parts Company's internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control/Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 4, 2005 expressed an unqualified opinion thereon.

Ernst & Young LLP

March 4, 2005
Atlanta, Georgia

Consolidated Balance Sheets

(dollars in thousands) December 31,	**2004**	2003
Assets		
Current assets:		
Cash and cash equivalents	**$ 134,940**	$ 15,393
Trade accounts receivable, net	**1,123,900**	1,084,874
Merchandise inventories, net	**2,198,957**	2,140,811
Prepaid expenses and other assets	**175,687**	161,132
Total current assets	**3,633,484**	3,402,210
Goodwill and intangible assets, less accumulated amortization	**57,672**	58,028
Other assets	**384,703**	324,726
Property, plant and equipment:		
Land	**46,251**	36,428
Buildings, less allowance for depreciation (2004 - $125,104; 2003 - $111,646)	**151,895**	124,600
Machinery and equipment, less allowance for depreciation (2004 - $397,124; 2003 - $378,869)	**181,242**	181,964
Net property, plant and equipment	**379,388**	342,992
	$ 4,455,247	$ 4,127,956
Liabilities and Shareholders' Equity		
Current liabilities:		
Trade accounts payable	**$ 856,653**	$ 706,609
Current portion of long-term debt and other borrowings	**968**	52,525
Accrued compensation	**96,337**	72,086
Other accrued expenses	**83,330**	66,212
Dividends payable	**52,495**	51,331
Income taxes payable	**42,932**	18,575
Total current liabilities	**1,132,715**	967,338
Long-term debt	**500,000**	625,108
Deferred income taxes	**115,683**	114,533
Minority interests in subsidiaries	**52,394**	47,642
Other long-term liabilities	**110,078**	61,052
Shareholders' equity:		
Preferred stock, par value $1 per share – authorized 10,000,000 shares; none issued	**—**	—
Common stock, par value $1 per share – authorized 450,000,000 shares; issued 174,964,884 shares in 2004 and 174,045,263 shares in 2003	**174,965**	174,045
Additional paid-in capital	**56,571**	32,853
Accumulated other comprehensive income	**26,478**	4,835
Retained earnings	**2,286,363**	2,100,550
Total shareholders' equity	**2,544,377**	2,312,283
	$ 4,455,247	$ 4,127,956

See accompanying notes.

Consolidated Statements of Income

(in thousands, except per share data) Year ended December 31,	2004	2003	2002
Net sales	$ 9,097,267	$ 8,449,300	$ 8,258,927
Cost of goods sold	6,267,544	5,826,684	5,704,749
	2,829,723	2,622,616	2,554,178
Selling, administrative and other expenses	2,193,804	2,050,873	1,948,442
Income before income taxes and cumulative effect of a change in accounting principle	635,919	571,743	605,736
Income taxes	240,367	218,101	238,236
Income before cumulative effect of a change in accounting principle	395,552	353,642	367,500
Cumulative effect of a change in accounting principle	—	(19,541)	(395,090)
Net income (loss)	$ 395,552	$ 334,101	$ (27,590)
Basic net income (loss) per common share:			
Before cumulative effect of a change in accounting principle	$ 2.26	$ 2.03	$ 2.11
Cumulative effect of a change in accounting principle	—	(0.11)	(2.27)
Basic net income (loss)	$ 2.26	$ 1.92	$ (0.16)
Diluted net income (loss) per common share:			
Before cumulative effect of a change in accounting principle	$ 2.25	$ 2.03	$ 2.10
Cumulative effect of a change in accounting principle	—	(0.12)	(2.26)
Diluted net income (loss)	$ 2.25	$ 1.91	$ (0.16)
Weighted average common shares outstanding	174,687	173,995	174,369
Dilutive effect of stock options and non-vested restricted stock awards	973	485	735
Weighted average common shares outstanding - assuming dilution	175,660	174,480	175,104

See accompanying notes.

Consolidated Statements of Shareholders' Equity

(dollars in thousands, except per share data)	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total Shareholders' Equity
Balance at January 1, 2002	173,473,944	$173,474	$16,080	$(46,094)	$2,201,663	$2,345,123
Net loss	—	—	—	—	(27,590)	(27,590)
Foreign currency translation adjustment	—	—	—	(17,960)	—	(17,960)
Changes in fair value of derivative instruments, net of income taxes of $2,686	—	—	—	3,532	—	3,532
Comprehensive loss						(42,018)
Cash dividends declared, $1.16 per share	—	—	—	—	(202,294)	(202,294)
Stock options exercised, including tax benefit	1,286,697	1,287	39,190	—	—	40,477
Purchase of stock	(389,434)	(389)	(11,226)	—	—	(11,615)
Stock issued in connection with acquisitions	9,427	9	327	—	—	336
Balance at December 31, 2002	174,380,634	174,381	44,371	(60,522)	1,971,779	2,130,009
Net income	—	—	—	—	334,101	334,101
Foreign currency translation adjustment	—	—	—	54,864	—	54,864
Changes in fair value of derivative instruments, net of income taxes of $6,990	—	—	—	10,493	—	10,493
Comprehensive income						399,458
Cash dividends declared, $1.18 per share	—	—	—	—	(205,330)	(205,330)
Stock options exercised, including tax benefit	280,821	280	5,575	—	—	5,855
Purchase of stock	(616,192)	(616)	(17,093)	—	—	(17,709)
Balance at December 31, 2003	174,045,263	174,045	32,853	4,835	2,100,550	2,312,283
Net income	**—**	**—**	**—**	**—**	**395,552**	**395,552**
Foreign currency translation adjustment	**—**	**—**	**—**	**27,202**	**—**	**27,202**
Changes in fair value of derivative instruments, net of income taxes of $1,764	**—**	**—**	**—**	**2,786**	**—**	**2,786**
Change in minimum pension liability, net of income taxes of $5,079	**—**	**—**	**—**	**(8,345)**	**—**	**(8,345)**
Comprehensive income						**417,195**
Cash dividends declared, $1.20 per share	**—**	**—**	**—**	**—**	**(209,739)**	**(209,739)**
Stock options exercised, including tax benefit	**1,498,002**	**1,498**	**42,097**	**—**	**—**	**43,595**
Stock based compensation	—	—	**2,518**	**—**	**—**	**2,518**
Purchase of stock	**(578,381)**	**(578)**	**(20,897)**	**—**	**—**	**(21,475)**
Balance at December 31, 2004	**174,964,884**	**$174,965**	**$56,571**	**$26,478**	**$2,286,363**	**$2,544,377**

Consolidated Statements of Cash Flows

(dollars in thousands) Year ended December 31,	2004	2003	2002
Operating activities			
Net income (loss)	$ 395,552	$ 334,101	$ (27,590)
Adjustments to reconcile net income (loss)			
to net cash provided by operating activities:			
Depreciation and amortization	62,207	69,013	70,151
Gain on sale of property, plant and equipment	(1,656)	(5,210)	(25)
Deferred income taxes	19,670	27,354	43,995
Cumulative effect of a change in accounting principle	—	19,541	395,090
Minority interests	2,688	2,565	2,315
Stock based compensation	8,590	1,254	4,468
Changes in operating assets and liabilities:			
Trade accounts receivable, net	(33,370)	(21,735)	(27,380)
Merchandise inventories, net	(28,406)	20,232	(243,005)
Trade accounts payable	143,456	(43,230)	88,215
Other, net	(13,495)	(1,700)	(33,826)
	159,684	68,084	299,998
Net cash provided by operating activities	555,236	402,185	272,408
Investing activities			
Purchases of property, plant and equipment	(72,077)	(73,904)	(64,758)
Proceeds from sale of property, plant and equipment	7,140	13,619	10,137
Acquisition of businesses and other investments, net of cash acquired	(3,018)	(14,990)	(6,042)
Net cash used in investing activities	(67,955)	(75,275)	(60,663)
Financing activities			
Proceeds from credit facilities	555,848	935,000	1,021,168
Payments on credit facilities	(732,649)	(1,047,976)	(1,122,237)
Stock options exercised	37,523	4,601	36,009
Dividends paid	(208,575)	(204,556)	(201,150)
Purchase of stock	(21,475)	(17,709)	(11,615)
Net cash used in financing activities	(369,328)	(330,640)	(277,825)
Effect of exchange rate changes on cash	1,594	(872)	305
Net increase (decrease) in cash and cash equivalents	119,547	(4,602)	(65,775)
Cash and cash equivalents at beginning of year	15,393	19,995	85,770
Cash and cash equivalents at end of year	$ 134,940	$ 15,393	$ 19,995
Supplemental disclosure of cash flow information			
Cash paid during the year for:			
Income taxes	$ 205,148	$ 205,451	$ 173,595
Interest	$ 38,714	$ 49,807	$ 60,807

See accompanying notes.

1. Summary of Significant Accounting Policies

Business

Genuine Parts Company and all of its majority-owned subsidiaries (the Company) is a distributor of automotive replacement parts, industrial replacement parts, office products and electrical/electronic materials. The Company serves a diverse customer base through more than 1,900 locations in North America and, therefore, has limited exposure from credit losses to any particular customer or industry segment. The Company performs periodic credit evaluations of its customers' financial condition and generally does not require collateral.

Principles of Consolidation

The consolidated financial statements include all of the accounts of the Company. Income applicable to minority interests is included in selling, administrative and other expenses. Significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results may differ from those estimates and the differences could be material.

Revenue Recognition

The Company recognizes revenues from product sales upon shipment to its customers.

Foreign Currency Translation

The consolidated balance sheets and statements of income of the Company's foreign subsidiaries have been translated into U.S. dollars at the current and average exchange rates, respectively. The foreign currency translation adjustment is included as a component of accumulated other comprehensive income (loss).

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash and cash equivalents.

Trade Accounts Receivable and the Allowance for Doubtful Accounts

The Company evaluates the collectibility of trade accounts receivable based on a combination of factors. Initially, the Company estimates an allowance for doubtful accounts as a percentage of net sales based on historical bad debt experience. This initial estimate is periodically adjusted when the Company becomes aware of a specific customer's inability to meet its financial obligations (e.g. bankruptcy filing) or as a result of changes in the overall aging of accounts receivable. While the Company has a large customer base that is geographically dispersed, a general economic downturn in any of the industry segments in which the Company operates could result in higher than expected defaults, and, therefore, the need to revise estimates for bad debts. For the years ended December 31, 2004, 2003, and 2002, the Company recorded provisions for bad debts of approximately $20,697,000, $23,800,000, and $20,900,000, respectively.

Merchandise Inventories, including Consideration Received from Vendors

Merchandise inventories are valued at the lower of cost or market. Cost is determined by the last-in, first-out (LIFO) method for a majority of automotive parts, electrical/electronic materials and industrial parts, and by the first-in, first-out (FIFO) method for office products and certain other inventories. If the FIFO method had been used for all inventories, cost would have been approximately $226,914,000 and $187,444,000 higher than reported at December 31, 2004 and 2003, respectively.

The Company identifies slow moving or obsolete inventories and estimates appropriate provisions related thereto. Historically, these losses have not been significant as the vast majority of the Company's inventories are not highly susceptible to obsolescence and are eligible for return under various vendor return programs. While the Company has no reason to believe its inventory return privileges will be discontinued in the future, its risk of loss associated with obsolete or slow moving inventories would increase if such were to occur.

The Company enters into agreements at the beginning of each year with many of its vendors providing for inventory purchase incentives and advertising allowances. Generally, the Company earns inventory purchase incentives and advertising allowances upon achieving specified volume purchasing levels or other criteria. The Company accrues for the receipt of inventory purchase incentives and advertising allowances as part of its inventory cost based on cumulative purchases of inventory to date and projected inventory purchases through the end of the year or, in the case of specific advertising allowances, upon completion of the Company's obligations related thereto. While management believes the Company will continue to receive consideration from vendors in 2005 and beyond, there can be no assurance that vendors will continue to provide comparable amounts of incentives and allowances in the future.

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist primarily of prepaid expenses and amounts due from vendors.

Goodwill and Other Intangible Assets

Goodwill and other intangible assets primarily represent the excess of the purchase price paid over the fair value of the net assets acquired in connection with business acquisitions.

Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets* (SFAS No. 142). SFAS No. 142 requires that entities assess the fair value of the net assets underlying all acquisition-related goodwill on a reporting unit basis effective beginning in 2002. When the fair value is less than the related carrying value, entities are required to reduce the amount of goodwill. The approach to evaluating the recoverability of goodwill as outlined in SFAS No. 142 requires the use of valuation techniques utilizing estimates and assumptions about projected future operating results and other variables. The impairment only approach required by SFAS No. 142 may have the effect of increasing the volatility of the Company's earnings if additional goodwill impairment occurs at a future date.

SFAS No. 142 also requires that entities discontinue amortization of all purchased goodwill, including amortization of goodwill recorded in past business combinations. Accordingly, the Company no longer amortizes goodwill beginning in 2002.

Other Assets
Other assets consist primarily of a prepaid pension asset, an investment accounted for under the cost method and the cash surrender value of certain life insurance policies. The investment accounted for under the cost method was $21,400,000 at both December 31, 2004 and 2003, respectively.

Property, Plant and Equipment
Property, plant and equipment are stated at cost. Land and buildings include certain leases capitalized at December 31, 2004. Depreciation and amortization is primarily determined on a straight-line basis over the following estimated useful life of each asset: buildings and improvements, 10 to 40 years; machinery and equipment, 5 to 15 years.

Long-Lived Assets Other Than Goodwill
The Company assesses its long-lived assets other than goodwill for impairment annually or whenever facts and circumstances indicate that the carrying amount may not be fully recoverable. To analyze recoverability, the Company projects undiscounted net future cash flows over the remaining life of such assets. If these projected cash flows are less than the carrying amount, an impairment would be recognized, resulting in a write-down of assets with a corresponding charge to earnings. Impairment losses, if any, are measured based upon the difference between the carrying amount and the fair value of the assets.

Other Long-Term Liabilities
Other long-term liabilities consist primarily of certain benefit and workers' compensation liabilities, the fair value of an interest rate swap agreement and obligations under capital leases.

Accumulated Other Comprehensive Income
Accumulated other comprehensive income is comprised of the following:

(in thousands) December 31	2004	2003
Foreign currency translation	$ 38,813	$ 11,611
Net unrealized loss on derivative instruments, net of taxes	(3,990)	(6,776)
Minimum pension liability, net of taxes	(8,345)	—
Total accumulated other comprehensive income	$ 26,478	$ 4,835

Fair Value of Financial Instruments
The carrying amount reflected in the consolidated balance sheets for cash and cash equivalents, trade accounts receivable and trade accounts payable approximate their respective fair values based on the short-term nature of these instruments. The fair value of interest rate swap agreements, included in other long-term liabilities in the consolidated balance sheets, was approximately $5,592,000 and $11,586,000 at December 31, 2004 and 2003, respectively. The fair value of derivative financial instruments has been determined based on quoted market prices. At December 31, 2004 and 2003, the carrying amount for variable rate long-term debt approximates fair market value since the interest rates on these instruments are reset periodically to current market rates. At December 31, 2004 and 2003, the fair market value of fixed rate long-term debt was approximately $534,000,000 and $543,000,000, respectively, based primarily on quoted prices for these or similar instruments. The fair value of fixed rate long-term debt was estimated by calculating the present value of anticipated cash flows. The discount rate used was an estimated borrowing rate for similar debt instruments with like maturities.

Derivative Instruments and Hedging Activities
From time to time, the Company uses interest rate swap agreements to synthetically manage the interest rate characteristics of a portion of its outstanding debt and to limit the Company's exposure to rising interest rates. The Company designates at inception that interest rate swap agreements hedge risks associated with future variable interest payments and monitors each swap agreement to determine if it remains an effective hedge. The effectiveness of the derivative as a hedge is based on a high correlation between changes in the value of the underlying hedged item. Ineffectiveness related to the Company's derivative transactions is not material. The Company records amounts to be received or paid as a result of interest rate swap agreements as an adjustment to interest expense. All of the Company's interest rate swaps are designated as cash flow hedges. Gains or losses on terminations or redesignation of interest rate swap agreements are deferred and amortized as an adjustment to interest expense of the related debt instrument over the remaining term of the original contract life of the agreements. The Company does not enter into derivatives for speculative or trading purposes.

Shipping and Handling Costs

Shipping and handling costs are classified as selling, administrative and other expenses in the accompanying consolidated statements of income and totaled approximately $216,000,000, $202,000,000 and $200,000,000 in the years ended December 31, 2004, 2003, and 2002, respectively.

Stock Compensation

Effective January 1, 2003, the Company prospectively adopted the fair value method of accounting for stock compensation. The adoption of SFAS No. 123, Accounting for Stock-Based Compensation (SFAS 123), had no significant impact on the Company's consolidated financial statements for the years ended December 31, 2004 and 2003.

Until January 1, 2003, the Company had elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25), and related Interpretations in accounting for stock compensation. Under APB 25, no compensation expense is recognized if the exercise price of stock options equals the market price of the underlying stock on the date of grant. Note 7 contains a tabular presentation as if the Company had applied the alternative fair value accounting provided for under SFAS 123, to all stock options.

Net Income (Loss) Per Common Share

Basic net income (loss) per common share is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the year. The computation of diluted net income (loss) per common share includes the dilutive effect of stock options and non-vested restricted stock awards. Options to purchase 5,219,000 and 679,000, shares of common stock at prices ranging from $32 to $38 per share were outstanding at December 31, 2003 and 2002, respectively, but were not included in the computation of diluted net income (loss) per common share in those years because the options' exercise price was greater than the average market price of the common shares at the time. At December 31, 2004, 2003 and 2002, the dilutive effect of options to purchase approximately 12,000, 39,000 and 56,000 shares of common stock, respectively, at an average exercise price of approximately $18 per share issued in connection with a 1998 acquisition have been included in the computation of diluted net income (loss) per common share since the date of the acquisition.

Reclassifications

Certain reclassifications have been made to prior year amounts to conform to current year presentation.

Recently Issued Accounting Pronouncements

In January 2003, the FASB issued Interpretation No. 46 (FIN 46), Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51. FIN 46, as revised in December 2003, requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied no later than December 31, 2003 for entities meeting the definition of special-purpose entities, and no later than fiscal periods ending after March 15, 2004 for all other entities under consideration.

In connection with the adoption of FIN 46, in June 2003, the Company's construction and lease facility was amended. Subject to the amendment, FIN 46 did not change the Company's accounting for the construction and lease facility. This construction and lease facility, expiring in 2008, contains residual value guarantee provisions and other guarantees which would become due in the event of a default under the operating lease agreement or at the expiration of the operating lease agreement if the fair value of the leased properties is less that the guaranteed residual value. The maximum amount of the Company's potential guarantee obligation at December 31, 2004 is approximately $83,880,000. The Company believes the likelihood of funding the guarantee obligation under any provision of the operating lease agreement is remote.

In addition to the construction and lease facility, the Company has relationships with entities that are required to be considered for consolidation under FIN 46. Specifically, the Company guarantees the borrowings of certain independently controlled automotive parts stores (independents) and certain other affiliates in which the Company has a minority equity ownership interest (affiliates). Presently, the independents are generally consolidated by an unaffiliated enterprise that has a controlling financial interest through ownership of a majority voting interest in the entity. The Company has no voting interest or other equity conversion rights in any of the independents. The Company does not control the independents or the affiliates, but receives a fee for the guarantee. The Company has concluded that it is not the primary beneficiary with respect to any of the independents and that the affiliates are not variable interest entities. The Company's maximum exposure to loss as a result of its involvement with these independents and affiliates is equal to the total borrowings subject to the Company's guarantee. At December 31, 2004, the total borrowings of the independents and affiliates subject to guarantee by the Company were approximately $169,000,000. These loans generally mature over periods from one to ten years. In the event that the Company is required to make payments in connection with guaranteed obligations of the independents or the affiliates, the Company would obtain and liquidate certain collateral (e.g. accounts receivable and inventory) to recover all or a portion of the amounts paid under the guarantee. To date, the Company has had no significant losses in connection with guarantees of independents' and affiliates' borrowings.

In January 2003, the Emerging Issues Task Force (EITF) of the FASB issued EITF Issue No. 02-16, Accounting by a Customer (Including Reseller) for Certain Consideration Received from a Vendor (EITF 02-16). EITF 02-16 addresses accounting and reporting issues related to how a reseller should account for certain consideration received from vendors. Generally, certain consideration received from vendors is presumed to be a reduction of prices of the vendor's products or services and should, therefore, be characterized as a reduction of cost of sales when recognized in the customer's income statement. However, under certain circumstances, this presumption may be overcome and recognition as revenue or as a reduction of other costs in the income statement may be appropriate. The Company, in certain circumstances, previously included funds of this type in selling, administrative and other expenses. Under the new method, vendor allowances for advertising and catalog related programs are generally considered a reduction of cost of goods sold. On January 1, 2003, the Company adopted EITF 02-16 and recorded a non-cash charge of $19.5 million ($.11 and $.12 per basic and diluted share, respectively), net of a tax benefit of $13.6 million, related to the capitalization of certain vendor consideration as part of inventory cost. Had the Company accounted for vendor considerations in accordance with EITF 02-16 in prior years, the capitalization of these vendor considerations would not have a significant impact on the consolidated statements of income for the year ended December 31, 2002. In addition, as a result of the January 1, 2003 adoption of EITF 02-16, approximately $111 million and $102 million were reclassified from selling, administrative and other expenses to cost of goods sold in the consolidated statement of income for the years ended December 31, 2004 and 2003, respectively. In accordance with EITF 02-16, the income statement presentations for periods prior to January 1, 2003 have not been reclassified. Had the Company accounted for consideration received from vendors in accordance with EITF 02-16 in prior years, approximately $90 million would have been reclassified from selling, administrative and other expenses to cost of goods sold in the consolidated statement of income for the year ended December 31, 2002.

FASB Staff Position (FSP) No. 109-2, Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004 (FSP 109-2), provides guidance under FASB Statement No. 109, Accounting for Income Taxes, with respect to recording the potential impact of the repatriation provisions of the American Jobs Creation Act of 2004 (the Jobs Act) on enterprises' income tax expense and deferred tax liability. The Jobs Act was enacted on October 22, 2004. FSP 109-2 states that an enterprise is allowed time beyond the financial reporting period of enactment to evaluate the effect of the Jobs Act on its plan for reinvestment or repatriation of foreign earnings for purposes of applying FASB Statement No. 109. The Company has not yet completed evaluating the impact of the repatriation provisions. Accordingly, as provided for in FSP 109-2, the Company has not adjusted its tax expense or deferred tax liability to reflect the repatriation provisions of the Jobs Act.

On December 16, 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123 (revised 2004), Share-Based Payment, which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. Statement 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends FASB Statement No. 95, Statement of Cash Flows. Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. However, Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. We expect to adopt Statement 123(R) on July 1, 2005.

Statement 123(R) permits public companies to adopt its requirements using one of two methods:

1. A "modified prospective" method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of Statement 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of Statement 123 for all awards granted to employees prior to the effective date of Statement 123(R) that remain unvested on the effective date.
2. A "modified retrospective" method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under Statement 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

The Company adopted the fair-value-based method of accounting for share-based payments effective January 1, 2003 using the prospective method described in FASB Statement No. 148, *Accounting for Stock-Based Compensation — Transition and Disclosure.* Currently, the Company uses the Black-Scholes formula to estimate the value of stock options granted to employees and expects to continue to use this acceptable option valuation model upon the required adoption of Statement 123(R) on July 1, 2005. Because Statement 123(R) must be applied not only to new awards but to previously granted awards that are not fully vested on the effective date, and because the Company adopted Statement 123 using the prospective transition method (which applied only to awards granted, modified or settled after the adoption date), compensation cost for some previously granted awards that were not recognized under Statement 123 will be recognized under Statement 123(R). However, had we adopted Statement 123(R) in prior periods, the impact of that standard would have approximated the impact of Statement 123 as described in the disclosure of pro forma net income and earnings per share in Note 7 to our consolidated financial statements. Statement 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. While the Company cannot estimate what those amounts will be in the future (because they depend on, among other things, when employees exercise stock options), the amount of operating cash flows recognized in prior periods for such excess tax deductions were $6,072,000, $1,254,000, and $4,468,000 in 2004, 2003 and 2002, respectively.

2. Goodwill and Other Intangible Assets
Effective January 1, 2002, the Company adopted SFAS No. 141 and SFAS No. 142. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations. SFAS No. 142 requires that entities assess the fair value of the net assets underlying all acquisition-related goodwill on a reporting unit basis. When the fair value is less than the related carrying value, entities are required to reduce the amount of goodwill.

Within the Company's four reportable segments, the Company identified reporting units as defined in SFAS No. 142. The reporting units' goodwill was tested for impairment during the first quarter of 2002 as required by SFAS No. 142 based on the expected present value of future cash flows approach. As a result of this valuation process, as well as the application of the remaining provisions of SFAS No. 142, the Company recorded a transitional impairment loss of approximately $395.1 million ($2.27 basic loss per share and $2.26 diluted loss per share) as of January 1, 2002. This write-off was reported as a cumulative effect of a change in accounting principle in the Company's consolidated statement of income as of January 1, 2002. No tax benefits were recorded in connection with this goodwill impairment.

The Company performed an annual goodwill impairment test during the fourth quarter of 2004 and 2003, utilizing the present value of future cash flows approach to determine any potential goodwill impairment. The Company determined that goodwill was not impaired and, therefore, no impairment was recognized for the years ended December 31, 2004 and 2003. The Company also assessed finite-lived, identifiable intangible assets for impairment under an undiscounted cash flows approach and concluded there was no impairment for the years ended December 31, 2004 and 2003.

The changes in the carrying amount of goodwill during the years ended December 31, 2004 and 2003 by reportable segment, as well as other identifiable intangible assets, are summarized as follows:

	Goodwill				
(in thousands)	Automotive	Industrial	Office Products	Identifiable Intangible Assets	Total
Balance as of January 1, 2003	$ 21,617	$ 30,308	$ 2,131	$ 4,649	$ 58,705
Goodwill acquired during the year	—	862	—		862
Amortization during the year	—	—	—	(1,539)	(1,539)
Balance as of December 31, 2003	21,617	31,170	2,131	3,110	58,028
Amortization during the year	—	—	—	(356)	(356)
Balance as of December 31, 2004	$ 21,617	$ 31,170	$ 2,131	$ 2,754	$ 57,672

3. Facility Consolidation, Impairment and Other Charges
In the fourth quarter of 2001, the Company's management approved a plan to close and consolidate certain Company-operated facilities, terminate certain employees, and exit certain other activities. The Company also determined that certain assets were impaired. During 2001, the Company recorded a charge of $107.8 million ($64.4 million, net of tax), of which $89.5 million were non-cash charges related to the plan. At December 31, 2004 and 2003, the Company had an accrual of $2.3 million and $3.3 million, respectively, recorded in accrued expenses relating to lease obligations still outstanding on closed facilities.

4. Credit Facilities

The principal amount of the Company's borrowings subject to variable rates before interest rate swap agreements totaled approximately $968,000 and $177,268,000 at December 31, 2004 and 2003, respectively. The weighted average interest rate on the Company's outstanding borrowings was approximately 6.05% and 4.92% at December 31, 2004 and 2003, respectively.

In November 2004, the Company repaid in full a $125,000,000 financing with a consortium of financial institutions and insurance companies (the Notes) scheduled to mature in November 2010 with interest at Libor plus .50%, reset every six months. The proceeds of the Notes were primarily used to repay certain variable rate borrowings. The Company repaid the Notes with cash generated from operations.

On October 31, 2003, the Company obtained a $350,000,000 unsecured revolving line of credit with a consortium of financial institutions that matures in October 2008 and bears interest at Libor plus .30% (2.70% at December 31, 2004). At December 31, 2004, no amounts were outstanding under the line of credit. At December 31, 2003, $50,050,000 was outstanding under this line of credit.

Certain borrowings contain covenants related to a maximum debt-to-equity ratio, a minimum fixed-charge coverage ratio, and certain limitations on additional borrowings. At December 31, 2004, the Company was in compliance with all such covenants. Due to the requirements in certain states, the Company also had unused letters of credit of $47,500,000 and $38,500,000 outstanding at December 31, 2004 and 2003, respectively.

Total interest expense for all borrowings was $37,260,000 in 2004, $51,538,000 in 2003 and $59,640,000 in 2002.

Amounts outstanding under the Company's credit facilities consist of the following:

(in thousands) December 31	2004	2003
Unsecured revolving line of credit, $350,000,000, Libor plus .30%, due October 2008	$ —	$ 50,050
Unsecured term notes:		
November 30, 2002, Series A Senior Notes, $250,000,000, 5.86% fixed, due November 30, 2008	250,000	250,000
November 30, 2002, Series B Senior Notes, $250,000,000, 6.23% fixed, due November 30, 2011	250,000	250,000
November 21, 2003, Libor plus .50%, repaid November 2004	—	125,000
Other borrowings	968	2,583
	500,968	677,633
Current portion of long-term debt and other borrowings	968	52,525
	$ 500,000	$ 625,108

Approximate maturities under the Company's credit facilities are as follows:

(in thousands)	
2005	$ 968
2006	—
2007	—
2008	250,000
2009	—
Subsequent to 2009	250,000
	$ 500,968

5. Shareholders' Equity

The Company previously had a Shareholder Protection Rights Agreement. The agreement authorized a dividend of one preferred share purchase right (a Right) for each share of the Company's Common Stock outstanding with each Right representing the right to purchase one ten-thousandth of a share of Series A Junior Participating Preferred Stock. On November 15, 2004, the Board voted to terminate these Rights effective November 30, 2004. The Rights were subject to the terms and conditions of a Shareholder Protection Rights Agreement, dated as of November 15, 1999 (the Rights Agreement), by and between the Company and SunTrust Bank, Atlanta, as Rights Agent. Pursuant to the terms and conditions of the Rights Agreement, the Board's action to terminate the Rights caused the Rights Agreement to simultaneously expire.

6. Leased Properties

The Company leases land, buildings and equipment. Certain land and building leases have renewal options generally for periods ranging from two to fifteen years. In addition, certain properties occupied under operating leases contain normal purchase options. The Company also has an $85,000,000 construction and lease facility. Properties acquired by the lessor are constructed and/or then leased to the Company under operating lease agreements. The total amount advanced and outstanding under this facility at December 31, 2004 was approximately $83,880,000. Since the resulting leases are accounted for as operating leases, no debt obligation is recorded on the Company's consolidated balance sheet.

Land and buildings includes $8,781,000 and $20,490,000, respectively, with accumulated depreciation of $5,583,000 for leases of distribution centers and stores capitalized at December 31, 2004. Expenses for capital leases were approximately $2,776,000, $2,103,000 and $1,879,000 in 2004, 2003, and 2002, respectively.

Future minimum payments, by year and in the aggregate, under the capital and noncancelable operating leases with initial or remaining terms of one year or more consisted of the following at December 31, 2004:

(in thousands)	Capital Leases	Operating Leases
2005	$ 3,210	$ 116,544
2006	3,451	86,696
2007	3,471	62,821
2008	3,510	43,275
2009	3,558	28,630
Subsequent to 2009	13,944	84,792
Total minimum lease payments	31,144	$ 422,758
Amounts representing interest	6,957	
Present value of future minimum lease payments	$ 24,187	

Rental expense for operating leases was approximately $132,493,000 in 2004, $117,652,000 in 2003 and $112,473,000 in 2002.

7. Stock Options and Restricted Stock Awards
In 1999, the Company authorized the grant of options of up to 9,000,000 shares of common stock. In accordance with stock option plans approved by shareholders, options are granted to key personnel for the purchase of the Company's stock at prices not less than the fair market value of the shares on the dates of grant. Most options may be exercised not earlier than twelve months nor later than ten years from the date of grant.

Pro forma information regarding net income and earnings per share is required by SFAS 123, as amended, determined as if the Company had accounted for its employee stock options granted subsequent to December 31, 1994 under the fair value method of SFAS 123. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 2004, 2003 and 2002, respectively: risk-free interest rates of 4.0%, 4.0%, and 4.1%; dividend yield of 3.7%; 3.6%, and 4.0%; annual volatility factor of the expected market price of the Company's common stock of 0.23, 0.25, and 0.22; an expected life of the options of 8 years; and turnover of 4.44% based on the historical pattern of existing grants.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

For purposes of pro forma disclosures under SFAS 123, as amended by SFAS No. 148, the estimated fair value of the options is amortized to expense over the options' vesting period. The following table illustrates the effect on net income (loss) and income (loss) per share if the fair value based method had been applied to all outstanding and unvested awards in each period (in thousands, except per share amounts):

Year ended December 31,	**2004**	2003	2002
Net income (loss), as reported	**$ 395,552**	$ 334,101	$ (27,590)
Add: Stock-based employee compensation expense related to option grants after January 1, 2003 included in reported net income, net of related tax effects	**1,566**	13	—
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	**(3,758)**	(5,688)	(3,376)
Pro forma net income (loss)	**$ 393,360**	$ 328,426	$ (30,966)
Income (loss) per share:			
Basic—as reported	**$ 2.26**	$ 1.92	$ (0.16)
Basic—pro forma	**$ 2.25**	$ 1.89	$ (0.18)
Diluted—as reported	**$ 2.25**	$ 1.91	$ (0.16)
Diluted—pro forma	**$ 2.24**	$ 1.88	$ (0.18)

A summary of the Company's stock option activity and related information are as follows:

	2004		2003		2002	
	Shares (000's)	**Weighted Average Exercise Price**	Shares (000's)	Weighted Average Exercise Price	Shares (000's)	Weighted Average Exercise Price
Outstanding at beginning of year	**6,913**	**$ 30**	7,590	$ 29	6,045	$ 28
Granted	**1,270**	**33**	20	32	3,155	32
Exercised	**(2,096)**	**29**	(500)	23	(1,412)	29
Forfeited	**(328)**	**32**	(197)	31	(198)	34
Outstanding at end of year	**5,759**	**$ 31**	6,913	$ 30	7,590	$ 29
Exercisable at end of year	**3,092**	**$ 30**	4,171	$ 29	3,361	$ 28
Weighted-average fair value of options granted during the year	**$ 6.94**		$ 6.92		$ 5.72	
Shares available for future grants	**2,689**		3,631		3,454	

Exercise prices for options outstanding as of December 31, 2004 ranged from approximately $21 to $36, except for 12,000 options granted in connection with a 1998 acquisition for which the exercise price is approximately $18. The weighted-average remaining contractual life of options outstanding is approximately 6 years.

In 1999, the Company entered into restricted stock agreements with two officers which provide for the award of up to 150,000 and 75,000 shares, respectively, during the period 1999 through 2004 based on the Company achieving certain increases in net income per common share and stock price levels. Through December 31, 2004, the two officers have earned 15,000 and 7,500 shares, respectively. The Company recognizes compensation expense equal to the fair market value of the stock on the award date over the remaining vesting period which expires in 2009.

In 2002, the Company granted approximately 3,155,000 Non-Qualified options with a ten year life which vest 1/3 per year beginning on the first anniversary of the grant date. In 2004, the Company granted approximately 1,146,000 *Stock Appreciation Rights* (SARS) and 124,000 *Restricted Stock Units* (RSUS). SARS represent a right to receive the excess, if any, of the fair market value of one share of common stock on the date of exercise over the grant price. RSUS represent a contingent right to receive one share of GPC common stock at a future date provided certain pre-tax profit targets are achieved.

8. Income Taxes

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

(in thousands)	2004	2003
Deferred tax assets related to:		
Expenses not yet deducted for tax purposes	$ 109,602	$ 101,129
Deferred tax liabilities related to:		
Employee and retiree benefits	117,617	112,164
Inventory	80,377	73,446
Property and equipment	28,043	23,731
Other	20,466	24,896
	246,503	234,237
Net deferred tax liability	136,901	133,108
Current portion of deferred tax liability	21,218	18,575
Non-current deferred tax liability	$ 115,683	$ 114,533

The current portion of the deferred tax liability is included in income taxes payable in the consolidated balance sheets.

The components of income tax expense are as follows:

(in thousands)	2004	2003	2002
Current:			
Federal	$ 189,098	$ 163,878	$ 165,289
State	31,599	26,869	28,952
Deferred	19,670	27,354	43,995
	$ 240,367	$ 218,101	$ 238,236

The reasons for the difference between total tax expense and the amount computed by applying the statutory Federal income tax rate to income before income taxes and the cumulative effect of accounting changes are as follows:

(in thousands)	2004	2003	2002
Statutory rate applied to income before the cumulative effect of an accounting change	$ 222,572	$ 200,110	$ 212,008
Plus state income taxes, net of Federal tax benefit	22,370	19,969	23,081
Other	(4,575)	(1,978)	3,147
	$ 240,367	$ 218,101	$ 238,236

9. Employee Benefit Plans

The Company's defined benefit pension plans cover substantially all of its employees in the U.S. and Canada. The plan covering U.S. employees is noncontributory and benefits are based on the employees' compensation during the highest five of their last ten years of credited service. The Canadian plan is contributory and benefits are based on career average compensation. The Company's funding policy is to fund amounts deductible for income tax purposes.

The Company also sponsors unfunded supplemental retirement plans covering employee postretirement benefit plans. The Company uses a measurement date of December 31 for its pension and other postretirement benefit plans.

	Pension Benefits		Other Postretirement Benefits	
(in thousands)	**2004**	2003	**2004**	2003
Changes in benefit obligation				
Benefit obligation at beginning of year	**$ 943,023**	$ 827,379	**$ 24,408**	$ 10,018
Service cost	**35,740**	32,488	**460**	90
Interest cost	**60,039**	57,520	**1,256**	481
Plan participants' contributions	**2,338**	2,005	**3,297**	3,209
Plan amendments	**—**	—	**—**	(2,104)
Actuarial loss/(gain)	**21,255**	41,793	**(483)**	17,689
Exchange rate loss	**6,496**	12,641	**—**	—
Curtailments	**—**	(64)	**—**	—
Gross benefits paid	**(33,033)**	(30,739)	**(6,233)**	(4,975)
Benefit obligation at end of year	**$ 1,035,858**	$ 943,023	**$ 22,705**	$ 24,408

The total accumulated benefit obligation for the Company's defined benefit pension plans was approximately $841,392,000 and $731,025,000 at December 31, 2004 and 2003, respectively.

The assumptions used to measure the pension and other postretirement plan obligations for the plans at December 31, 2004 and 2003 were:

	Pension Benefits		Other Postretirement Benefits	
	2004	2003	**2004**	2003
Weighted-average discount rate	**6.00%**	6.25%	**6.00%**	6.25%
Rate of increase in future compensation levels	**3.50%**	3.25%	**—**	—

A 10% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2005. The rate was assumed to decrease ratably to 5% in 2010 and thereafter.

	Pension Benefits		Other Postretirement Benefits	
(in thousands)	**2004**	2003	**2004**	2003
Changes in plan assets				
Fair value of plan assets at beginning of year	**$ 834,015**	$ 716,008	**$ —**	$ —
Actual return on plan assets	**90,385**	103,712	**—**	—
Exchange rate gain	**6,429**	13,274	**—**	—
Employer contributions	**62,737**	29,755	**2,936**	1,766
Plan participants' contribution	**2,338**	2,005	**3,297**	3,209
Gross benefits paid	**(33,033)**	(30,739)	**(6,233)**	(4,975)
Fair value of plan assets at end of year	**$ 962,871**	$ 834,015	**$ —**	$ —

The fair values of plan assets for the Company's U.S. pension plans included in the above were $875,236,000 and $757,684,000 at December 31, 2004 and 2003, respectively.

Following are the asset allocations for the Company's funded pension plans at December 31, 2004 and 2003, and the target allocation for 2005, by asset category:

Asset Category	Target Allocation 2005	Percentage of Plan Assets at December 31 2004	2003
Equity securities	65%	64%	62%
Debt securities	35%	33%	35%
Real estate and other	—	3%	3%
	100%	100%	100%

At December 31, 2004 and 2003, the plan held 2,016,932 shares and 1,619,480 shares, respectively, of common stock of the Company with a market value of approximately $88,866,024 and $53,767,000, respectively. Dividend payments received by the plan on Company stock totaled approximately $2,147,542 and $1,903,000 in 2004 and 2003, respectively. Fees paid during the year for services rendered by parties-in-interest were based on customary and reasonable rates for such services.

The Company's benefit plan committees in the U.S. and Canada establish investment policies and strategies and regularly monitor the performance of the funds. The pension plan strategy implemented by the Company's management is to achieve long-term objectives and invest the pension assets in accordance with the applicable pension legislation in the U.S. and Canada, as well as fiduciary standards. The long-term primary objectives for the pension plan are to provide for a reasonable amount of long-term growth of capital, without undue exposure to risk, protect the assets from erosion of purchasing power, and provide investment results that meet or exceed the pension plan's actuarially assumed long term rate of return.

Based on the investment policy for the pension plans, as well as an asset study that was performed based on the Company's asset allocations and future expectations, the Company's expected rate of return on plan assets for measuring 2005 pension expense or income is 8.5% for the plans. The asset study forecasted expected rates of return for the approximate duration of the Company's benefit obligations, using capital market data and historical relationships.

The following table sets forth the funded status of the plans and the amounts recognized in the consolidated balance sheets at December 31:

(in thousands)	Pension Benefits 2004	2003	Other Postretirement Benefits 2004	2003
Funded status at end of year	$ (72,987)	$ (109,008)	$ (22,705)	$ (24,408)
Unrecognized net actuarial loss	341,262	340,416	19,309	20,788
Unrecognized prior service (income) cost	(1,115)	(2,191)	2,646	3,017
Net asset (liability) recognized at end of year	$ 267,160	$ 229,217	$ (750)	$ (603)
Prepaid benefit cost	$ 297,496	$ 256,668	$ —	$ —
Accrued benefit cost	(30,336)	(27,451)	(750)	(603)
Additional minimum liability	(14,112)	—	—	—
Intangible asset	688	—	—	—
Accumulated other comprehensive income	13,424	—	—	—
Net asset (liability) recognized at end of year	$ 267,160	$ 229,217	$ (750)	$ (603)

For the pension benefits, the following table reflects the total benefits expected to be paid from the plans' or the Company's assets. Of the pension benefits expected to be paid in 2005, $1,898,000 is expected to be paid from employer assets. Expected contributions reflect amounts expected to be contributed to funded plans. For other postretirement benefits, the above table reflects only the Company's share of the benefit cost without regard to income from federal subsidy payments received pursuant to the Medicare Prescription Drug Improvement and Modernization Act of 2003 (MMA). Expected MMA subsidy payments, which will reduce the Company's cost for the plan, are shown separately.

Information about the expected cash flows for the pension plans and other post retirement benefit plans follows:

(in thousands)	Pension Benefits	Other Postretirement Benefits: Net Employer Contribution (Excluding MMA Subsidy)	Other Postretirement Benefits: Value Due to MMA Subsidy
Employer Contribution			
2005 (expected)	$ 31,235	$ —	$ —
Expected Benefit Payments			
2005	31,794	3,014	—
2006	33,802	3,124	(736)
2007	36,384	3,082	(797)
2008	39,442	3,020	(856)
2009	43,254	2,821	(477)
2010 through 2014	288,424	10,483	(432)

Net periodic benefit cost included the following components:

	Pension Benefits			Other Postretirement Benefits		
(in thousands)	**2004**	2003	2002	**2004**	2003	2002
Service cost	**$ 35,740**	$ 32,488	$ 27,021	**$ 460**	$ 90	$ 235
Interest cost	**60,039**	57,520	53,220	**1,256**	481	877
Expected return on plan assets	**(81,962)**	(77,763)	(77,690)	**–**	–	–
Amortization of prior service cost	**(1,006)**	(3,145)	(2,864)	**371**	372	487
Amortization of actuarial loss	**13,600**	8,588	974	**996**	150	268
Net periodic benefit cost	**$ 26,411**	$ 17,688	$ 661	**$ 3,083**	$ 1,093	$ 1,867

The assumptions used in measuring the net periodic benefit costs for the plans follow:

	Pension Benefits			Other Postretirement Benefits		
	2004	2003	2002	**2004**	2003	2002
Weighted average discount rate	**6.25%**	6.75%	7.35%	**6.25%**	6.75%	7.35%
Rate of increase in future compensation levels	**3.25%**	4.15%	4.15%	**—**	–	–
Expected long-term rate of return on plan assets	**8.75%**	8.95%	9.45%	**—**	–	–
Health care cost trend covered charges	**—**	–	–	**10.00%**	10.00%	6.50%

The effect of a one-percentage point change in the 2004 assumed health care cost trend is as follows:

(in thousands)	Decrease	Increase
Total service and interest cost components on 2004 net periodic postretirement health care benefit cost	$ (364)	$ 573
Accumulated postretirement benefit obligation for health care benefits at December 31, 2004	(3,900)	5,861

The MMA was signed December 8, 2003 to make additional voluntary benefits available through Medicare. The federal government will begin making subsidy payments to qualifying employers in 2006. Effective July 1, 2004, the Company adopted FASB Staff Position No. 106-2 (FSP 106-2), Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (which superseded FSP No. 106-1). FSP 106-2 provides authoritative guidance on accounting for the federal subsidy and other provisions of MMA. The adoption of FSP 106-2 reduced the Company's accumulated postretirement benefit obligations by approximately $6.2 million and resulted in an unrecognized actuarial gain of a similar amount. The adoption resulted in approximately a $417,000 reduction in postretirement benefit cost for the year ended December 31, 2004.

The Company has a defined contribution plan that covers substantially all of its domestic employees. The Company's contributions are determined based on 20% of the first 6% of the covered employee's salary. Total plan expense was approximately $6,034,000 in 2004, $5,674,000 in 2003 and $6,112,000 in 2002.

10. Guarantees

Certain operating leases expiring in 2008 contain residual value guarantee provisions and other guarantees which would become due in the event of a default under the operating lease agreement, or at the expiration of the operating lease agreement if the fair value of the leased properties is less than the guaranteed residual value. The maximum amount of the Company's potential guarantee obligation at December 31, 2004 is approximately $83,880,000. The Company believes the likelihood of funding the guarantee obligation under any provision of the operating lease agreements is remote.

As discussed in Note 1, the Company also guarantees borrowings of certain independents and affiliates. The total borrowings of the independents and affiliates subject to guarantee by the Company at December 31, 2004 were approximately $169,000,000. These loans generally mature over periods from one to ten years. In the event that the Company is required to make payments in connection with guaranteed obligations of the independents or the affiliates, the Company would obtain and liquidate certain collateral (e.g. accounts receivable and inventory) to recover all or a portion of the amounts paid under the guarantee. To date, the Company has had no significant losses in connection with guarantees of independents' and affiliates' borrowings.

11. Segment Data

The segment data for the past five years presented on page 14 is an integral part of these financial statements.

The Company's automotive segment distributes replacement parts (other than body parts) for substantially all makes and models of automobiles, trucks and buses.

The Company's industrial segment distributes a wide variety of industrial bearings, mechanical and fluid power transmission equipment, including hydraulic and pneumatic products, material handling components and related parts and supplies.

The Company's office products segment distributes a wide variety of office products, computer supplies, office furniture and business electronics.

The Company's electrical/electronic materials segment distributes a wide variety of electrical/electronic materials, including insulating and conductive materials for use in electronic and electrical apparatus.

Inter-segment sales are not significant. Operating profit for each industry segment is calculated as net sales less operating expenses excluding general corporate expenses, interest expense, equity in income from investees, goodwill and other amortization and minority interests. Net property, plant and equipment by country relate directly to the Company's operations in the respective country.

Corporate assets are principally cash and cash equivalents and headquarters' facilities and equipment.

For the year ended December 31, 2001, Facility Consolidation and Impairment Charges discussed in Note 3 totaling approximately $12,900,000 have been classified as a reduction to operating profit of the office products segment for management reporting purposes. Additionally, for management purposes, net sales by segment excludes the effect of certain discounts, incentives and freight billed to customers. The line item "other" represents the net effect of the discounts, incentives and freight billed to customers which are reported as a component of net sales in the Company's consolidated statements of income.

Board of Directors

Dr. Mary B. Bullock	President - Agnes Scott College
Richard W. Courts, II	Chairman of the Board of Directors of Atlantic Investment Company
Jean Douville	Chairman of the Board of Directors of UAP Inc.
Thomas C. Gallagher	Chairman, President and Chief Executive Officer
John D. Johns	Chairman, President & Chief Executive Officer of Protective Life Corporation
Michael M. E. Johns, MD	Executive Vice President for Health Affairs - Emory University, CEO of Woodruff Health Sciences Center and Chairman of the Board - Emory Healthcare
J. Hicks Lanier	Chairman of the Board of Directors and Chief Executive Officer of Oxford Industries, Inc.
Wendy B. Needham	Retired Managing Director, Global Automotive Research - Credit Suisse First Boston
Larry L. Prince	Chairman of the Executive Committee
Lawrence G. Steiner	Retired Chairman of the Board of Directors of Ameripride Services, Inc.
James B. Williams	Retired Chairman of the Executive Committee of SunTrust Banks, Inc.

Corporate Officers

Thomas C. Gallagher	Chairman, President and Chief Executive Officer
Jerry W. Nix	Executive Vice President - Finance and Chief Financial Officer
Robert J. Susor	Executive Vice President
G. Thomas Braswell	Senior Vice President - Information Technology
R. Bruce Clayton	Senior Vice President - Human Resources
Frank M. Howard	Senior Vice President and Treasurer
Treg S. Brown	Vice President - Planning and Acquisitions
Philip C. Johnson	Vice President - Compensation and Benefits
Karl J. Koenig	Vice President - Real Estate and Construction
Scott C. Smith	Vice President - Corporate Counsel
Carol B. Yancey	Vice President - Finance and Corporate Secretary

U.S. Automotive Parts Group

Larry R. Samuelson	President
Glenn M. Chambers	Executive Vice President - Operations
R. Craig Bierman	Senior Vice President - Business Systems
D. Gary Silva	Senior Vice President - Product and Merchandising
Michael A. Briggs	Vice President - Retail Product Management and Merchandising
Jay C. Burnworth	Vice President - Information Systems -TAMS
David P. Cockerill	Vice President - Accounting and Information Systems
Coleman M. Foley	Vice President - Brakes, Chassis & Filters
Richard A. Geiger	Vice President - Finance
Thomas E. Hancock	Vice President - Growth Capital Program
Greg A. Lancour	Vice President - Special Market Projects
Robert K. Reinkemyer	Vice President - Operations
Michael L. Swartz	Vice President - Inventory and Procurement
Robert E. Thomley	Vice President - Product Wholesale Management
Nancy M. Vepraskas	Vice President - Human Resources
Karl E. Wolfe	Vice President - Classification
W. Larry Bevil	Assistant Vice President - Information Systems

Midwest Group

Lee A. Maher	Group Vice President
Ronald L. Koenigshofer	Regional Vice President - Distribution
Kevin E. Herron	Regional Vice President - Store Operations
Stuart A. Kambury	Regional Vice President - Store Operations

Northeast Group

Grant L. Morris	Group Vice President
Michael J. Kelleher	Regional Vice President - Distribution
Kevin M. Chase	Regional Vice President - Store Operations

Southeast Group

Michael L. Barbee	Group Vice President
M. Todd McMurtrie	Regional Vice President - Distribution
Robert H. Davis	Regional Vice President - Store Operations
Mark W. Hohe	Regional Vice President - Store Operations

Western Group

Daniel F. Askey	Group Vice President
Bradley A. Shaffer	Regional Vice President - Distribution and Store Operations
Michael W. Lott	Regional Vice President - Distribution and Store Operations

Rayloc (Atlanta, GA)

Charles T. White	President
J. Richard Borman	Executive Vice President
Michael S. Gaffney II	Vice President and General Manager
Joseph W. Lashley	Vice President - Information Services
Steven C. Schwan	Vice President - Electrical Sales
Jerry W. Wilson	Vice President - Human Resources

Subsidiaries

Balkamp, Inc. (Indianapolis, IN)

William E. Turnbull	Chairman of the Board and President
James S. Robinson	Executive Vice President and Secretary
Frank C. Amato	Senior Vice President - New Market Development
Mary F. Knudsen	Vice President - Finance and Treasurer

Grupo Auto Todo (Puebla, Mexico)

George K. Christensen	President
Juan Lujambio	Executive Vice President - Sales and Marketing
Jorge Otero	Vice President - Finance

Johnson Industries (Atlanta, GA)

Bret A. Robyck	President and Chief Executive Officer
Randy J. Kulamer	Executive Vice President
Alan D. Terry	Senior Vice President
M. Chester Burge, Jr.	Vice President - Finance, Secretary and Treasurer

NAPA Canada/UAP Inc. (Montreal, Quebec)

Jean Douville	Chairman of the Board
Larry R. Samuelson	Vice Chairman and Chief Executive Officer
Robert Hattem	President and Chief Operating Officer
Terrence LeBlanc	Executive Vice President - Auto Parts
Scott LeProhon	Senior Vice President - Special Marketing Projects
Pierre Lefebvre	Vice President - Finance and Secretary

Motion Industries (Birmingham, AL)

William J. Stevens	President and Chief Executive Officer
G. Harold Dunaway, Jr.	Executive Vice President - Finance and Administration and Secretary
M. Wayne Law	Executive Vice President - Corp. Purchasing and Distribution
R. David James	Group Vice President - Southeast
Thomas L. Miller	Group Vice President - Central
Mark W. Sheehan	Group Vice President - East
Robert J. Summerlin	Group Vice President - West Group Vice President - Sales and Marketing
Ellen H. Holladay	Senior Vice President and Chief Information Officer
William E. Horn	Senior Vice President - Corporate Accounts
Thomas S. Robertshaw	Senior Vice President - Sales and Strategic Planning
Donald R. Wells	Senior Vice President - Human Resources
Zahirudin K. Hameer	Vice President - Inventory Management
James H. McCullar	Vice President - Integrated Services

Motion Industries (Canada), Inc. (Toronto, Ontario)

William J. Stevens	Chairman of the Board
Mark W. Sheehan	President and Chief Executive Officer
Kelly D. Kanashiro	Vice President - Purchasing
R.J. Ward Westgate	Vice President - Marketing

S. P. Richards Company (Atlanta, GA)

C. Wayne Beacham	Chairman of the Board and Chief Executive Officer
Paul D. Donahue	President and Chief Operating Officer
Robert J. Fornal	Executive Vice President - Operations
Steve E. Lynn	Senior Vice President - Merchandising
Donald C. Mikolasy	Senior Vice President - National Accounts
James F. O'Brien	Senior Vice President - Marketing
James H. Duke	Vice President - Merchandising
John E. Elliott	Vice President - Advertising
Robert J. Kelly	Vice President - Sales Operations
G. Henry Martin	Vice President - Human Resources
James C. Moseley	Vice President - Management Information Systems
Boyd E. Rice	Vice President and Chief Information Officer
Thomas M. Testa	Vice President - Sales
J. Phillip Welch	Vice President - Finance, Controller and Secretary
Brad B. Wolf	Vice President - Furniture Sales and Marketing
Warren H. Williams	Treasurer
Lester P. Christian	Vice President - Southeast Division
Gregory L. Nissen	Vice President - South Central/West Division
James P. O'Connor	Vice President - Northeast Division
Richard A. Wiltz	Vice President - North Central Division
Roger H. Woodward	President - Horizon (Reno, NV) Managing Director - S. P. Richards Canada (Vancouver, Canada)

EIS, Inc. (Atlanta, GA)

R. David James	Chairman and Chief Executive Officer
Robert W. Thomas	President and Chief Operating Officer
Robert R. Gannon	Executive Vice President
John A. Steel	Senior Vice President
William C. Knight	Senior Vice President
Charles A. Chesnutt	Vice President - Finance and Secretary

Shareholder Information

Stock Listing
Genuine Parts Company's common stock is traded on the New York Stock Exchange under the symbol "GPC".

Stock Transfer Agent, Registrar of Stock and Dividend Disbursing Agent
SunTrust Bank, Atlanta
Post Office Box 4625
Atlanta, Georgia 30302-4625
800 568 3476
404 588 7815 (in Georgia)

Shareholder Services
Communications concerning share transfer requirements, duplicate mailings, direct deposit of dividends, lost certificates or dividend checks or change of address should be directed to the Company's transfer agent. You may send written requests to:

SunTrust Bank, Atlanta
Post Office Box 4625
Atlanta, Georgia 30302-4625

Dividend Reinvestment Plan
Shareholders can build their investments in Genuine Parts Company through a low-cost plan for automatically reinvesting dividends and by making optional cash purchases of the Company's stock. For enrollment information, write to the Stock Transfer Agent listed above or Shareholder Relations at the Company address.

Form 10-K Information
A copy of the Company's annual report on Form 10-K, filed with the Securities and Exchange Commission, will be furnished to any shareholder without charge upon written request to:

Shareholder Relations Department
Genuine Parts Company
2999 Circle 75 Parkway
Atlanta, Georgia 30339

Certifications
Our Annual Report on Form 10-K includes the certifications of our chief executive officer and chief financial officer required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002. Additionally, we filed with the New York Stock Exchange the certification by our chief executive officer that he is not aware of any violation of New York Stock Exchange corporate governance listing standards.

Investor Relations
Inquiries from security analysts and investment professionals should be directed to the Company's investor relations contact: Mr. Jerry Nix, Executive Vice President-Finance and Chief Financial Officer, at 770 953 1700.

Annual Shareholders' Meeting
The annual meeting of the shareholders of Genuine Parts Company will be held at the Executive Offices of the Company, 2999 Circle 75 Parkway, Atlanta, Georgia at 10:00 a.m. on Monday, April 18, 2005.

Independent Auditors
Ernst & Young LLP - Atlanta, Georgia

General Counsel
Alston & Bird LLP - Atlanta, Georgia

Executive Offices
Genuine Parts Company
2999 Circle 75 Parkway
Atlanta, Georgia 30339
770 953 1700



GENUINE PARTS COMPANY
2999 Circle 75 Parkway Atlanta, GA 30339
770 953 1700
www.genpt.com